Exhibit 99.3

The Honourable Donna Harpauer Deputy Premier and Minister of Finance23 SASKATCHEWAN—PROVINCIAL 24 BUDGETGROWTH THAT WORKS FOR EVERYONE

Minister’s Message

I am pleased to table the 2023-24 Budget and supporting documents for public discussion and review.

Saskatchewan’s population is growing faster than at any time in more than a century. This budget is designed to ensure that growth continues, and that it’s growth that works for everyone.

The 2023-24 Budget has a projected surplus of $1.0 billion. A strong bottom line.

A growing economy means revenue is forecast at $19.7 billion—up $2.5 billion, or 14.7 per cent, from last year’s budget.

A growing economy means we can invest in the people, programs and projects that make life better for everyone in our province. Expense is projected at $18.7 billion—up $1.0 billion, or 5.9 per cent, compared to last year.

There are no tax increases and no new taxes included in this budget, helping keep life affordable for Saskatchewan people. When taxes, utilities and housing costs combined are considered, our province is the most affordable place to live in Canada for a family of four.

Saskatchewan’s economy is leading the country in growth. This is largely due to higher revenue from our resources like potash, oil, and uranium and from business investing in our province.

With a growing economy and strong finances in Saskatchewan, our government will pay down operating debt by up to $1.0 billion this year, reducing interest costs and investing those savings into needed services, programs and capital.

Through the 2023-24 Budget, our government will invest in priorities for Saskatchewan people, including health care, education, social safety nets and the protection of people and property. This budget helps further strengthen a strong and growing economy focused on trade and exports while building a stronger Saskatchewan.

The 2023-24 Budget invests a record $3.7 billion into the Saskatchewan Capital Plan to build schools, hospitals, highways, municipal and Crown infrastructure.

More people, more jobs and more opportunities. More doctors, more nurses and more surgeries. More students, more teachers and more new schools. More police officers, safer families and safer communities. Strong financial management, a balanced budget and paying down debt. A stronger economy, a bright future and a better quality of life for all Saskatchewan people.

That’s growth that works for everyone.

Honourable Donna Harpauer

Deputy Premier and Minister of Finance

Table of Contents

Minister’s Message

Government Direction For 2023-24

Growth that Works for Everyone	6

2023-24 Saskatchewan Capital Plan	22

Technical Papers

The Saskatchewan Economy	30

2023-24 Fiscal Outlook	40

2023-24 Borrowing and Debt	55

2023-24 Revenue Initiatives	60

Saskatchewan’s Tax Expenditures	63

2023 Intercity Comparison of Taxes, Utilities and Housing	68

2022-23 Budget Update Third Quarter	74

Budget Financial Tables

Budget	80

Statement of Accumulated Deficit	81

Statement of Change in Net Debt	81

Schedule of Pension Liabilities	82

Schedule of Capital Assets	82

Schedule of Gross Debt	83

Schedule of Revenue	84

Glossary of Financial Terms	85

23 SASKATCHEWAN PROVINCIAL -24 BUDGETGOVERNMENT DIRECTION FOR 2023-24

Government Direction – 2023-24

GROWTH THAT WORKS FOR EVERYONE

Saskatchewan is growing at its fastest pace in more than a century. Our province’s population is the highest it has ever been, at more than 1.2 million.

Our economic growth is leading the nation and creating thousands of new jobs.

More people, more jobs, more opportunities and a better quality of life for all Saskatchewan people.

The goal of this year’s budget is to ensure that growth continues, and that it’s growth that works for everyone.

Solid prices for commodities like potash and oil, as well as higher tax revenue expected from corporations thriving in a growing economy, are driving the revenue forecast. The 2023-24 Budget has a $1.0 billion surplus, a strong bottom line.

There are no tax increases and no new taxes in this budget, helping keep life affordable for Saskatchewan people. When taxes, utilities and housing costs are combined, Saskatchewan is the most affordable jurisdiction in Canada for a family of four.

The 2023-24 Budget invests in priorities for Saskatchewan people including health care, education, social safety nets and the protection of people and property. This budget includes record capital investment of $3.7 billion, to build schools, hospitals, highways, municipal and Crown infrastructure.

A growing economy and strong finances allow government to pay down up to $1.0 billion in operating debt this fiscal year, reducing interest costs by $44.0 million annually, making those savings available to invest into needed services, programs and capital projects.

Saskatchewan’s growing economy means more people than ever are working in the province and fewer people require income assistance. At the same time, support is increasing for those who need it.

This budget includes increases in Saskatchewan Income Support, the Seniors Income Program, the Saskatchewan Assured Income for Disability program, the Personal Care Home Benefit and for other important support programs.

Operational funding for second-stage housing ensures women in dangerous situations can safely leave and stay away from abusive partners.

Community-based organizations (CBOs) provide invaluable services to people in every part of Saskatchewan, so this budget provides a $17.6 million lift to base funding for CBOs in the province.

A growing province means higher enrolment in K-12 education. There are now more than 189,000 students going to school in Saskatchewan, the most in more than 20 years. Growth that works for everyone means every student receives the best possible education.

Budget

For the Year Ended March 31

	2021-22	2022-23	2022-23	2023-24
(millions of dollars)	Actual	Budget	Forecast	Budget
Revenue	18,136	17,158	20,262	19,678
Expense	19,604	17,621	19,115	18,660

Surplus (Deficit)	(1,468)	(463)	1,147	1,017

Totals may not add due to rounding.

6	Budget 2023-24

This budget provides a 6.2 per cent increase over last year’s budget to the Pre-kindergarten to Grade 12 and post-secondary sectors.

Growth that works for everyone means everyone in Saskatchewan has access to health care services they need when they need it. This budget delivers significant new funding to achieve this goal.

Through the government-wide Health Human Resources (HHR) Action Plan, $98.8 million is provided in this budget, an increase of $82.7 million over last year’s budget to recruit, train, incentivize and retain more doctors, nurses and other health care professionals. There is also more funding in this budget to perform more surgeries, more diagnostics, and to open more acute care and addictions treatment beds.

This budget includes new funding to provide better treatment for those dealing with mental health challenges and for cancer treatment and prescription drugs. Addressing the challenges facing the health care system and improving care for all Saskatchewan people – that’s growth that works for everyone.

This budget includes substantial investment as construction of new hospitals in Prince Albert and Weyburn continues. Investment into long-term care facilities and schools in our cities and smaller centres is featured in this budget. The capital plan includes more than 1,000 kilometres of highway improvements, which keep the province on track with its Growth Plan goal of 10,000 kilometres of new highway by 2030.

Strong investment in municipal infrastructure, and Crown capital for power generation, natural gas distribution, telecommunications networks, and other needed services – will create jobs in our growing economy and help meet the needs of a growing province.

A Growing Economy

The 2023-24 Budget helps strengthen a growing Saskatchewan economy, building on traditional industries and exploring new opportunities at home and in export markets abroad.

Saskatchewan’s economy is estimated to have grown by 4.8 per cent in 2022 and the momentum is expected to continue in 2023. Private sector forecasts have Saskatchewan achieving the highest and the second highest economic growth among the provinces in 2022 and 2023 respectively.

Saskatchewan’s strong economy is largely driven by elevated commodity prices, particularly for potash and oil, solid job growth, increased investment and a rebound in crop production from the widespread drought of 2021.

Record values for exports along with strong results for manufacturing sales, wholesale and retail trade, investment in building construction and growth spread across all sectors last year is positioning the province well in 2023.

Demand for the food, fuel, and fertilizer Saskatchewan produces sets the province on a course to navigate well through a general anticipated slowdown in Canadian and global economies. While still a concern, inflation started to ease in the last quarter of 2022, and is expected to continue to decrease in 2023 and return to the Bank of Canada’s target rate of 2.0 per cent over the medium-term.

More people than ever before are calling Saskatchewan home. The province experienced its largest yearly population growth in more than a century last year. More people than ever before are working in Saskatchewan. Employment reached its all-time highest level in 2022, adding over 20,000 full-time jobs, and employment is expected to continue to grow in 2023.

Budget 2023-24	7

Business investment continues to grow. In recent years private companies have committed to more than 80 large-scale projects for a total investment of $32.0 billion. Many are already under construction and more will begin construction this year.

These projects span across various sectors including value-added agriculture, manufacturing and processing, forestry, mining, and oil and gas extraction. Investment in Saskatchewan will boost economic growth and create thousands of construction jobs and thousands more when operations begin.

(More detailed information is available in The Saskatchewan Economy beginning on page 30.)

Financial Strength

Saskatchewan’s 2023-24 Budget has a surplus of $1.0 billion, a strong bottom line resulting from higher revenue due to a growing economy. This budget funds key investments in priority programs, services and capital for the people of the province.

Government is focused on keeping the budget balanced through the medium-term.

Total revenue of $19.7 billion forecast in the 2023-24 Budget is up $2.5 billion, or 14.7 per cent, from last year’s budget.

Taxation revenue is forecast to be $9.6 billion in 2023-24, up $1.5 billion over last year’s budget, or 19.0 per cent, primarily due to higher Corporate Income Tax revenue. Non-renewable resource revenue is forecast to be $3.3 billion, up $434.5 million or 14.9 per cent over last year’s budget, largely driven by higher potash and oil price expectations.

Total expense of $18.7 billion is up $1.0 billion, or 5.9 per cent, from last year’s budget.

Key investments in health care, social services and assistance, education and protection of persons and property, as well as significant increases in agriculture, community development and economic development have increased the expense forecast in the 2023-24 Budget, over last year’s budget.

In this budget, gross taxpayer-supported debt is forecast to be $18.1 billion at March 31, 2024, $409.4 million lower than forecast at third quarter, and $2.8 billion lower than forecast in last year’s budget.

Taxpayer-supported debt is operating debt and capital debt for Executive Government, and is forecast to be lower this year largely due to up to $1.0 billion in operating debt repayment planned for 2023-24, offset by new borrowing needed for capital investment.

In this budget, gross self-supporting debt for Government Business Enterprises (GBEs) is expected to increase to $12.8 billion at March 31, 2024, up from $12.0 billion forecast at third quarter of 2022-23 and $11.7 billion forecast in last year’s budget.

GBEs include Crown corporations and other entities with authority to sell goods and services. They are categorized separately because amounts they borrow are expected to be repaid from the cash flows the entities generate. Self-supporting debt is increasing due to borrowing for planned capital investment, including power generation, natural gas distribution, telecommunications networks, and other needed infrastructure.

Saskatchewan’s net debt as a percentage of GDP remains among the lowest in the country.

8	Budget 2023-24

Chart 1: Projected net debt as a % of GDP As at March 31, 2023

Sources: Net Debt: Jurisdictions most recent data (as of March 7, 2023). GDP: SK: Saskatchewan Ministry of Finance; All others: Statistics Canada, Conference Board of Canada.

Responsible management of the province’s finances has secured Saskatchewan the second highest credit ratings in the country, when the ratings from the three major agencies – Moody’s Investors Service, Standard and Poor’s and DBRS Morningstar, are combined.

(More detailed information is available in the 2023-24 Fiscal Outlook, beginning on page 40, and in the 2023-24 Borrowing and Debt section which begins on page 55.)

Investing in Saskatchewan People

“The purpose of growth is to build a better quality of life for Saskatchewan people—to build strong communities and strong families—and grow a stronger Saskatchewan now, and for the next decade.” – Premier Scott Moe, Saskatchewan’s Growth Plan

This budget includes record investment into priority programs and services in health care, education, social services and the protection of people and property.

That’s growth that works for everyone.

Health

This budget delivers record health spending of $7.1 billion, strengthening the health care system and taking bold action to further attract, train and keep health care professionals in a growing province.

Health expense primarily includes the Ministry of Health, the Saskatchewan Health Authority, eHealth, the Saskatchewan Cancer Agency and 3sHealth.

The Ministry of Health budget is $6.9 billion in 2023-24, an increase of $431.0 million or 6.7 per cent from 2022-23. This includes a $191.4 million increase in operating funding for the Saskatchewan Health Authority (SHA), bringing the total for the SHA to $4.4 billion.

This budget includes $55.5 million, a $44.9 million increase from last year’s budget, in health care funding as part of an overall, Government-wide investment of $98.8 million for the HHR Action Plan to recruit, train, incentivize and retain provincial health care workers and physicians.

In 2023-24, $22.0 million is allocated for 250 new full-time positions and expanding part-time positions in rural and remote areas around the province. A further $11.9 million will support recruitment of internationally educated health care workers, and over $5.8 million will be directed to the College of Medicine for new academic and research positions, new specialty residency seats and new family medicine seats, among other key HHR investments.

The Ministries of Advanced Education and Immigration and Career Training have an additional $43.3 million combined in investment into the HHR plan in their respective budgets.

Budget 2023-24	9

A $42.5 million funding increase to the surgical wait time strategy in this budget, will provide for an additional 6,000 surgeries, to 103,000 in total, to reduce the waitlist to pre-pandemic levels by March 2024, one year earlier than anticipated.

A $39.0 million increase in this budget supports the health and care of seniors, including $17.6 million to procure additional long-term care beds in Regina and $9.3 million to support third-party long-term care providers.

Also included in increased support for seniors is $5.5 million to hire 75 continuing care assistants (CCAs), the final phase of the three-year $18.4 million Government commitment to hire 300 additional CCAs to deliver home care and support seniors living in long-term care facilities. A further $6.3 million will support seniors, including increases for home care services and the expansion of geriatric services.

There is a $19.8 million increase in this budget for 64 permanent acute care beds, 36 at Royal University Hospital in Saskatoon and 28 at Pasqua Hospital in Regina. Ongoing funding converts temporary inpatient units established to improve inpatient flow and buffer COVID-19 admissions into needed permanent hospital capacity.

The 2023-24 Budget includes $8.8 million to enhance Emergency Medical Services (EMS) in rural and remote areas, with additional funding supporting contracted EMS operators and EMS system and radio upgrades.

A $7.0 million increase for more medical imaging, primarily CT and MRI scans, and a $2.6 million increase for more endoscopy procedures are included in this budget to help reduce wait times for these high-demand services. The 2023-24 Budget also includes $6.0 million to enhance intensive care unit capacity.

This budget invests $518.0 million into mental health and addictions programs and services – 7.5 per cent of total Ministry of Health spending – including a targeted investment of $12.4 million over last year, representing the highest investment ever in Saskatchewan for these programs and services.

The increase will fund initiatives that provide effective counselling and treatments and introduce further proactive prevention measures. New funding will support the second phase of a 150 additional addictions treatment spaces commitment and provide funding for 50 newly established treatment spaces.

The Saskatchewan Cancer Agency will receive a further $2.9 million or 1.3 per cent increase in the 2023-24 Budget, for oncology drugs and additional direct support staff. It brings the SCA’s annual grant to $222.7 million, the highest ever.

Education

The 2023-24 Budget includes more than $4.0 billion for education, up $235.3 million, or 6.2 per cent, from the 2022-23 Budget.

Spending for education across government includes the Ministries of Education, Advanced Education, and Immigration and Career Training and also includes Saskatchewan Polytechnic, Regional Colleges, the Saskatchewan Student Aid Fund, and the Saskatchewan Apprenticeship and Trade Certification Commission.

The 2023-24 Ministry of Education Budget provides record investment of $3.1 billion, an increase of $192.8 million or 6.7 per cent over last year, to support Pre-kindergarten to Grade 12 schools, early learning and child care and libraries in a growing province.

10	Budget 2023-24

Saskatchewan’s 27 school divisions will receive $2.0 billion in school operating funding for the 2023-24 school year, up $49.4 million compared to last year’s allocation.

The province continues to provide $7.0 million to school divisions to maintain more than 200 additional full-time educational assistants hired since September 2021, part of Government’s commitment to support diverse student and classroom needs.

There is $23.0 million in the 2023-24 Budget to support the start-up and operation of the new Saskatchewan Distance Learning Corporation (Sask DLC) for the 2023-24 school year. The new corporation will provide students with a consistent user experience and flexible learning opportunities no matter where they live.

Students will have access to a wide variety of online courses, from Kindergarten to Grade 12, and high school electives. Grade 12 completion and a variety of electives will be available to adult students as well.

The 2023-24 Budget provides $382.4 million for early learning and child care, an increase of $72.1 million or 23.3 per cent over last year’s budget, to support young families in our province. This funding will reduce child care fees for families of children up to the age of six to an average of $10 per day as of April 1, 2023.

CBOs, libraries and organizations that provide early years outreach, life skills development and literacy programming will receive a $1.5 million increase.

The Government of Saskatchewan is investing $764.8 million in the post-secondary education sector, an increase of $24.5 million or 3.3 per cent, through the Ministry of Advanced Education. Giving students more opportunities to prepare for and pursue their careers of choice encourages growth that works for everyone.

The budget includes $25.2 million in new funding as part of the multi-ministry HHR Action Plan, with Advanced Education focused on expanding training programs for key health professionals. Beginning in the fall of 2023, more than 550 seats will be added across 18 health training programs to help address critical market needs.

In addition, $10.0 million will support the continuation of a 150-seat expansion in nursing programs and $2.4 million will be used to help train internationally educated health care providers.

The 2023-24 Budget represents the third year of a four-year funding agreement with post-secondary institutions receiving more than $697.4 million in operating and capital grants, including $431.8 million for the University of Saskatchewan, University of Regina and the federated and affiliated colleges.

There is $171.1 million for Saskatchewan Polytechnic, the Saskatchewan Indian Institute of Technologies and the Dumont Technical Institute, $35.6 million for Saskatchewan’s Regional Colleges and $58.9 million for capital projects and preventative maintenance and renewal throughout the post-secondary sector.

The 2023-24 Budget includes $47.0 million for student supports, a 24.0 per cent increase from the 2022-23 Budget, due to growing utilization of the Student Aid Fund and the Saskatchewan Advantage Scholarship.

Students will benefit directly from $34.5 million, a 28.0 per cent increase over last year, in the Student Aid Fund which provides repayable and non-repayable assistance to more than 20,000 students. Also, $12.2 million for scholarships, up 15.0 per cent from last year, including $8.6 million for the Saskatchewan Advantage Scholarship and $50,000 for new Indigenous Language Scholarships.

Budget 2023-24	11

The Graduate Retention Program, the most generous support program of its kind in the country, will continue to provide up to $20,000 in tax credits to post-secondary students who remain in the province to work. In total, the program provides approximately $65.0 million in support annually and more than 81,000 students have claimed these credits to date.

The Ministry of Immigration and Career Training will invest $164.2 million, an increase of $9.9 million or 6.4 per cent over last year’s budget, to provide programs and services to meet current and future labour market needs in a growing Saskatchewan.

The 2023-24 Budget includes $5.2 million to support HHR Action Plan initiatives in the coming year, including support for the expansion of post-secondary seats for future health care professionals, as well as initiatives to fill current vacancies through the licensing of internationally educated health care workers already in Saskatchewan.

The funding also supports international recruitment and funding for the international Credential Recognition Grant, for certain expenses related to becoming licensed in a regulated health care occupation. The program will pay up to $6,000 per applicant for costs such as bridging programs, language courses and exam fees.

The Ministry budget also includes $5.4 million to increase immigration through the Saskatchewan Immigrant Nominee Program, support the influx of displaced Ukrainians landing in Saskatchewan and provide more funding for settlement services.

In this budget, there is $4.0 million to increase skilled trades training seats, primarily in construction-related trades, and $1.2 million for increasing the Apprenticeship Training Allowance for students living away from home to attend training and for an anticipated increase in apprentices.

Social Services and Assistance

The 2023-24 Budget for social services and assistance is $1.7 billion, up $41.2 million or 2.5 per cent from 2022-23.

Spending for social services and assistance includes the entire Ministry of Social Services budget, as well as small portions of other executive government ministries and the Saskatchewan Housing Corporation and Saskatchewan Legal Aid Commission.

The 2023-24 Budget includes a record $1.4 billion for the Ministry of Social Services, an increase of $46.7 million over last year’s budget, helping vulnerable people and families as they build a better quality of life.

This budget includes an additional $26.6 million in benefits to support people with low incomes, families, and seniors.

For the second year in a row, Saskatchewan Income Support (SIS) clients will receive higher monthly benefits. The budget includes $14.3 million to increase the Adult Basic Benefit, the Shelter Benefit, and the Alternative Heating Benefit by $30 each per month to help people meet their basic needs as they work to become more self sufficient and independent.

Saskatchewan Assured Income for Disability (SAID) clients will receive $30 more per month in living income benefits, representing an additional $6.4 million in SAID benefit payments.

An additional $3.0 million fulfills Government’s three-year commitment to increase the maximum Senior’s Income Plan (SIP) benefit. The maximum monthly benefit will rise by $30 per month to a maximum of $360, compared to $90 per month in 2007.

12	Budget 2023-24

A $2.9 million investment will help make the cost of living in a personal care home more affordable. The Personal Care Home Benefit will increase by up to $400 per month and SAID clients under age 65 who live in personal care homes will receive up to $684 more per month.

Government-wide funding for people with disabilities is projected to be $717.8 million in the 2023-24 Budget, an increase of $38.8 million from last year’s budget and $502.9 million, or 234 per cent since 2007-08.

The 2023-24 Budget includes a $17.1 million increase to the $299.0 million SAID program, covering increases to basic benefits, approved private service homes, personal care homes and to meet anticipated program utilization.

There is $6.7 million to support new clients and enhancements to existing services for people with intellectual disabilities, and a $170,000 increase to fulfill Government’s commitment to enhance services for deaf and deafblind people in Saskatchewan.

The Ministry is committed to building strong partnerships and collaborating with community organizations to support common clients with complex challenges who are homeless or at risk of becoming homeless.

In this budget, there is $7.7 million to continue to support two Indigenous-led pilot projects that provide supportive housing and wrap-around services for people experiencing homelessness in Saskatoon and Regina, and to provide continued funding for permanent shelter spaces and after-hours services developed with community partners.

An additional $656,000 is being invested to provide lower-barrier income assistance outreach services to high-needs clients on a trial basis. This investment allows the Ministry to support high-needs clients on their path to stability at facilities operated by CBOs.

In 2023-24, the Ministry of Social Services will provide over $400.0 million in funding to CBOs.

An increase of $13.5 million in this budget includes $7.7 million for service providers who work with people with intellectual disabilities, $4.9 million for service providers supporting at-risk children, youth and families, and $850,000 to approved private service homes that care for people with intellectual disabilities.

The increase recognizes the critical role CBOs have in helping to create positive outcomes and better quality of life for Saskatchewan’s vulnerable people.

Funding for Social Services CBOs is part of Government’s total $17.6 million increase for CBOs which are also funded through the Ministries of Education, Health, Justice and Attorney General and Corrections, Policing and Public Safety. The increase helps organizations address operational pressures and recruit and retain qualified staff to continue delivering high-quality services.

Protection of Persons and Property

The 2023-24 Budget includes $968.5 million for the protection of persons and property, an increase of $32.4 million or 3.5 per cent from last year.

Spending for protection of persons and property primarily includes the Ministries of Corrections, Policing and Public Safety, Justice and Attorney General, Labour Relations and Workplace Safety, the Saskatchewan Provincial Safety Agency (SPSA), Firearms Secretariat, and Integrated Justice Services.

The 2023-24 Budget includes over $1.0 billion in investments in public safety and the justice system, when all capital investments are included.

A three year commitment of $876,000 will support survivors of interpersonal violence with the expansion of counseling services for clients living in

Budget 2023-24	13

second stage housing. Collectively, Integrated Justice Services and the Ministry of Corrections, Policing and Public Safety provide over $27.5 million in supports and services for survivors of interpersonal violence.

The 2023-24 Budget includes $1.3 million to improve access to quality justice and legal services by reopening Weyburn’s Court of King’s Bench and the Lloydminster Provincial Court with fully operational registry offices open to the public. Service will also be improved, with $150,000 to hire two additional employees for Saskatoon’s Court of King’s Bench Registry Office.

The 2023-24 Budget invests in police and law enforcement initiatives including $7.0 million to establish the new Saskatchewan Marshals Service (SMS) to increase policing capacity within the province with a focus on rural and remote areas.

When fully operational by mid-to-late 2026, the SMS will have approximately 70 officers, providing an additional law enforcement presence across Saskatchewan, supporting RCMP and municipal police operations where appropriate.

This budget also includes $3.2 million to expand the Warrant Enforcement and Suppression Team (WEST) and the Crime Reduction Team (CRT).

An investment of $1.6 million in this budget will establish a new WEST unit in Prince Albert, with eight RCMP officers and administrative support to target offenders who represent a significant threat to public safety. The new unit is the third in Saskatchewan. The first two began operations in Saskatoon and Meadow Lake in April of 2022.

This budget also includes $1.6 million for a new CRT unit to be established in the Battlefords region, with eight RCMP officers and administrative support to target street gangs and prolific offenders. The expansion increases the total number of CRT units in the province to 10.

This budget also includes $147,000 to enhance the Internet Child Exploitation (ICE) unit.

The province continues to support initiatives to reduce the criminal use of firearms while protecting the rights of law-abiding gun owners through the Saskatchewan Firearms Secretariat. This budget includes $7.4 million to administer the Firearms Act, which includes licensing, storage, transportation and carrying of firearms.

The SPSA has a budget of $91.8 million for 2023-24, to help protect the people of the province and create safe, strong communities. This budget includes investment to provide support flights to people coming from war torn Ukraine, investment for the Provincial Disaster Assistance Program which is being consolidated under the SPSA, and for a new two-year term position to develop and oversee the restart of the Parkland College firefighting training program in Melville.

Investing in the Economy

Growth Plan goals of a strong economy, a growing province and new jobs over the next decade is growth that works for everyone. The province’s economy is strengthened further by new initiatives.

As Saskatchewan’s economy creates new jobs over the next decade, the province will focus on competitiveness, increasing investment, growing exports and ensuring that not only more markets are sought, but that value is added to Saskatchewan products sold around the world.

Expanding Saskatchewan’s markets and exports abroad means more jobs here at home. That’s growth that works for everyone.

The 2023-24 Budget includes a $1.4 million increase to open a trade office in Germany – the fourth largest economy in the world and the economic, financial, and manufacturing hub of the European Union.

14	Budget 2023-24

Together with funding to support trade with the United States, it brings the International Trade and Investment Strategy to $19.3 million, managed by the Ministry of Trade and Export Development. The strategy advances the province’s economic interests abroad, collaborating with partners including the Saskatchewan Trade and Export Partnership, and operating the province’s international office network.

Saskatchewan’s expanded international presence includes existing trade offices in the United Kingdom, United Arab Emirates, Mexico, Vietnam, Japan, India, Singapore and China.

Officials in these offices connect Saskatchewan businesses with investors and customers, encouraging foreign direct investment and giving exporters an advantage with on the ground year-round support from qualified officials who understand the local business culture, rules and regulations in key markets.

Those efforts are paying off. Saskatchewan’s merchandise exports rose from $37.0 billion in 2021 to $52.4 billion in 2022 – an increase of 41.6 per cent. More exports abroad means more jobs here at home. That’s growth that works for everyone.

The budget extends the Saskatchewan Manufacturing and Processing Exporter Tax Incentive until December 31, 2023. The incentive provides non-refundable tax credits to eligible corporations that increase the number of manufacturing and processing-related full-time employees above the baseline in 2014.

The 2023-24 Budget builds on Saskatchewan’s position as a global leader in the exploration and mining of critical minerals. Saskatchewan has occurrences of 23 of the 31 critical minerals on the Canadian Critical Minerals List, including many world class deposits.

The Ministry of Energy and Resources is enhancing existing programs to drive investment in Saskatchewan critical minerals exploration projects. This budget commits $4.0 million to expand the Targeted Mineral Exploration Incentive, to include exploration drilling for all hard-rock minerals and increase the funding limit to support the development of these emerging commodities.

The Saskatchewan Mineral Exploration Tax Credit has also been increased from 10.0 to 30.0 per cent to help attract additional mineral exploration investment in Saskatchewan. The increase makes Saskatchewan more competitive with British Columbia, Manitoba, Ontario and Québec – jurisdictions with similar programs.

This budget includes a $725,000 increase for the Ministry of Environment targeted to support the mining industry by undertaking an evaluation for improving the process for exploration permits and to reduce exiting wait times for mining and other sectors.

A total of $2.4 million is directed to improve geoscience data, used by exploration companies as they consider projects. This investment in technology and automation will allow geoscientists to compile and analyze broader amounts of data, improving information provided to explorers and stakeholders.

These important investments and incentives will help to grow and diversify Saskatchewan’s world-class mining and resource industries.

Saskatchewan is on track to meet Growth Plan goals for the year 2030 of increasing annual potash sales to $9.0 billion – a target the sector doubled in 2022 – and increasing uranium sales to $2.0 billion. The Growth Plan also includes doubling the size of the forestry industry and increasing oil production to 600,000 barrels per day by 2030.

Budget 2023-24	15

Saskatchewan’s agriculture industry is at the centre of a number of Growth Plan goals including growing crop production to 45 million tonnes annually, increasing livestock receipts to $3.0 billion per year and growing agri-food exports to $20.0 billion annually by the year 2030.

Saskatchewan producers harvested a crop of nearly 35 million tonnes in 2022 enabling record agri-food exports of $18.5 billion in 2022; signs of a growing industry that has the province on track to meet those goals.

The 2023-24 Budget includes $548.2 million for the Ministry of Agriculture, a 19.0 per cent increase from the previous year’s budget, to fund programs, services and agricultural research as well as providing business risk management programs.

This budget has $89.8 million for strategic initiatives, including a record $38.0 million for agricultural research and innovation. Programs are being finalized to launch this year under the new five-year federal-provincial Sustainable Canada Agricultural Partnership.

The budget also provides increased support for the development of sustainable water sources including wells, dugouts and pipelines as well as irrigation programming.

In this budget $408.0 million funds a suite of federal-provincial risk management programs including Crop Insurance and AgriStability. Average Crop Insurance coverage for 2023 is at a record-high level of $446 per acre due to increased commodity prices and yield coverage. The AgriStability compensation rate will increase from 70.0 to 80.0 per cent for the 2023 program year, to better support farmers in times of need.

Saskatchewan’s parks and natural beauty attract visitors from around the world. The Growth Plan sets a goal of increasing tourist expenditures in Saskatchewan by 50.0 per cent by 2030.

In the 2023-24 Budget, through the Ministry of Parks, Culture and Sport, $14.0 million will fund construction of a group pavilion at Rowan’s Ravine Provincial Park for large or multi-group gatherings and a new Visitor Reception Centre at Crooked Lake Provincial Park to enhance customer service and visitor information. Several projects in Saskatchewan’s Provincial Parks include improvements to common areas, washrooms and shower facilities.

Funding will also complete a 40-site serviced campground at Meadow Lake Provincial Park and will continue to expand family-friendly activities and programs that enhance visitor experiences.

The 2023-24 Budget includes an increase of $2.0 million for the Creative Saskatchewan Production Grant Program for film and television, bringing the total funds available to $12.0 million. The 20.0 per cent increase in base funding, through the Ministry of Parks, Culture and Sport, is the second in two years and follows an $8.0 million increase last year, to help draw more and larger projects to the province.

Municipal Revenue Sharing grows with Saskatchewan’s economy – growth that works for everyone.

The 2023-24 Budget includes the highest level ever of Municipal Revenue Sharing – $297.9 million, an increase of $35.3 million, or 13.4 per cent, from last year’s budget.

Revenue sharing helps keep the province’s urban, rural and northern communities strong, providing stable, predictable funding based on 0.75 of one point of Provincial Sales Tax revenue from two years prior. Municipal Revenue Sharing in 2023-24 is up 134.0 per cent over the 2007-08 fiscal year.

The 2023-24 Budget includes $503.0 million of direct provincial support to municipalities, an increase of $54.5 million or 12.2 per cent over last year’s

16	Budget 2023-24

budget, primarily due to higher revenue sharing, the province’s portion of infrastructure funding and a number of grants and initiatives from multiple Government ministries.

The 2023-24 Budget includes $249.1 million in targeted funding for Indigenous and Métis people and organizations, representing an increase of more than 6.8 per cent from last year.

A growing economy and strong finances help to keep life affordable for Saskatchewan families and businesses, a key component of the Growth Plan and growth that works for everyone.

The temporary small business tax rate reduction was extended in the summer of 2022, keeping the rate at 0 per cent. The rate will return to 1.0 per cent on July 1, 2023 and 2.0 per cent on July 1, 2024.

The extension helps approximately 31,000 Saskatchewan small businesses address challenges including inflationary pressures, interest rate hikes and labour shortages. Total savings stemming from the small business rate reduction will be $435.0 million over five years (2020-21 to 2024-25).

Saskatchewan small businesses will continue to have among the lowest small business tax rates in the country and the highest small business income threshold in Canada at $600,000.

The Active Families Benefit continues to help keep life affordable for families by providing $150 per child enrolled in sport, recreation and cultural activities. The benefit provides an extra $50 per child to families of children with a disability.

Saskatchewan has among the lowest personal taxes in the country.

Since 2007, provincial Personal Income Tax (PIT) exemptions have removed 112,000 people from the province’s income tax roll. In total, PIT reductions introduced over the past 16 years are providing over $760.0 million in annual income tax savings to Saskatchewan people.

Government reintroduced annual indexation of the PIT brackets and income tax credits in 2021, ensuring that these tax savings are not eroded by inflation. Indexation will result in Saskatchewan residents seeing $94.5 million in annual PIT savings in 2023.

A Saskatchewan family of four with $100,000 in total income pays $2,443 less in combined PIT and sales tax in 2023, compared to 2007.

A family of four pays no provincial PIT on their first $56,550 of combined income. This is the highest tax-free threshold in Canada – and more than twice as much as in 2007, when a family of four began paying provincial income tax once their combined income reached just $26,150.

Overall Saskatchewan is the most affordable place in Canada when combined taxes, utilities and housing costs are compared across the country.

A family with two adults, two dependent children, owning their own home with annual family income of $75,000, $100,000 and $125,000 have the lowest totals paid for taxes, utilities and housing.

A single person living in a rental accommodation, with an annual income of $40,000 ranks second across the country in affordability, when combined taxes, utilities and housing costs are considered.

Keeping life affordable for Saskatchewan people in a growing province, is growth that works for everyone.

(More detail is available in the 2023-24 Revenue Initiatives beginning on page 60 as well as in the 2023 Intercity Comparison of Taxes, Utilities and Housing beginning on page 68.)

Budget 2023-24	17

Investing in Capital for a Growing Saskatchewan

With a record $3.7 billion included in the 2023-24 Budget, $43.3 billion has been invested into capital through Crowns and Executive Government since 2008-09. Saskatchewan’s $15.2 billion planned investment into capital over the next four years is growth that works for everyone, on track to meet Growth Plan goals.

The 2023-24 Budget includes $337.6 million for health care capital, a $181.0 million increase, or 115.6 per cent.

Highlights include $207.1 million for ongoing health infrastructure projects, including $98.6 million for the Prince Albert Victoria Hospital, $38.0 million for the Weyburn General Hospital replacement, $20.0 million for La Ronge long-term care, and $10.0 million for specialized long-term care bed replacements.

There is $10.0 million in this budget for urgent care centres in Regina and Saskatoon, $10.0 million for Grenfell long-term care and $2.6 million for planning for a number of projects, including Rosthern Hospital, Battleford and District Care Centre, and an Integrated Care Facility in Esterhazy. This budget also includes a $300,000 increase, bringing the total to $500,000, to continue planning for the Yorkton Regional Health Centre replacement. There is also $71.5 million for health sector maintenance and $59.0 million for information technology and equipment.

Since 2008-09, over $2.4 billion in investment into health care facilities has built new hospitals, including the Jim Pattison Children’s Hospital, Saskatchewan Hospital North Battleford, the Dr. F.H. Wigmore Hospital in Moose Jaw and 15 new long-term care facilities across the province.

In 2023-24, the Government of Saskatchewan will invest $776.0 million into operating, maintaining, building, and improving the province’s roads and highways through the Ministry of Highways.

The 2023-24 Budget invests $442.9 million into transportation capital.

This includes over 1,000 kilometres of improvements on provincial highways, for a total of 4,600 kilometres of highways improved over the past four years, on track to meet the Growth Plan commitments to upgrade and build 10,000 kilometres of the provincial highway network by 2030.

Significant construction projects include beginning construction of twinning projects near Rowatt and Corinne on Highways 6 and 39 between Regina and Weyburn. There is support for expansion of the forestry industry through investments in gravel, pavement and road maintenance in northern Saskatchewan.

This budget also includes investment to begin upgrades to Highway 15 east of Kenaston between Highways 11 and 2, completing passing lanes and widening on Highway 5 from Saskatoon to Highway 2 and planning for construction to extend twinning on Highway 5 east of Saskatoon.

With this year’s budget, more than $12.0 billion has been invested into transportation infrastructure since 2008, improving more than 19,400 kilometres of provincial highways.

The 2023-24 Budget includes $152.3 million for education capital.

There is $4.4 million to begin planning five new school capital projects including a new Kindergarten to Grade 12 (K-12) school to replace and consolidate the elementary school in Carlyle, and a new K-12 Francophone school to replace Ecole Valois in Prince Albert. Funding is also included in this budget for a new Francophone Elementary School in Saskatoon,

18	Budget 2023-24

renovations and expansion of Greenall High School in Balgonie and renovations to Campbell Collegiate in Regina.

The budget includes $115.7 million to support the ongoing planning and construction of 15 new schools and the renovation of five existing schools, as well as $16.0 million, an increased investment of $4.0 million to buy or move relocatable classrooms for the 2024-25 school year.

This budget also provides $11.3 million for the minor capital renewal program that will allow school divisions to address structural repairs, renovations, and additions to prolong the life of schools across the province. Three new projects include consolidation of the elementary school into the high school in Kelvington, renovations to St. John Community School in Prince Albert and renovations to Medstead Central School.

Two ongoing projects include renovations to Kyle Composite School and Ecole St. Margaret School in Moose Jaw.

Since 2008-09, approximately $2.4 billion has been committed to build 60 new schools and to undertake 30 major renovation projects.

The 2023-24 Budget includes $338.0 million in government services infrastructure.

It includes $85.6 million for various dams, water supply channels and irrigation projects aligned with Growth Plan goals to increase irrigation and water management in Saskatchewan.

The budget includes $97.4 million for courts and corrections capital, including $75.4 million for the continued construction of the Saskatoon Remand Centre.

The 2023-24 Budget includes $348.1 million for municipal infrastructure. This includes $265.1 million under the Investing in Canada Infrastructure Program, $72.2 million through the Canada Community-Building Fund, $9.3 million through the New Building Canada Fund and $1.5 million in other small programs.

Advanced Education will invest $58.9 million in 2023-24, including equipment and renovations for expanded health training programs in support of the HHR Action Plan, planning and design work for the Saskatchewan Polytechnic Saskatoon Campus Renewal, University of Saskatchewan Dental Clinic renovations and ongoing capital maintenance. Other investments include University of Saskatchewan electrical and mechanical infrastructure upgrades.

In 2023-24, Crown corporations will invest $2.1 billion into major capital, including $1.2 billion by SaskPower to improve the province’s electricity system to meet demand and maintain reliability. This includes continued construction of the Moose Jaw Great Plains natural gas-fired electrical plant and upgrades to the EB Campbell hydroelectric station near Nipawin and to the Ermine natural gas-fired electrical plant near Kerrobert.

SaskEnergy is investing $341.2 million in the province’s natural gas distribution system, including expansion of the transmission system to meet increased demand in a growing province and ensure safe, reliable and affordable services to customers.

In this budget, SaskTel is investing $412.7 million to improve its networks dedicated to being the best at connecting people to their world. Investments include continued deployment of fibre to rural customers and modernization through the rollout of SaskTel’s 5G network.

Budget 2023-24	19

Saskatchewan’s Crown corporations have invested more than $24.0 billion into capital since 2008 to improve power generation, transmission and distribution, telecommunications networks and natural gas transportation and distribution, and water and wastewater systems among many other projects.

(More information is available in the 2023-24 Saskatchewan Capital Plan which begins on page 22.)

Growth that Works for Everyone

Saskatchewan’s population is at its highest level ever. More people are working in the province than ever before.

More people, more jobs, more opportunity and a growing economy driven by the fuel, food, and fertilizer the world needs.

The province’s finances are strong, with a forecast surplus. There are no tax increases and no new taxes in the 2023-24 Budget, which helps keep life affordable for Saskatchewan people.

This budget invests in priorities, including health care, education, social safety nets and the protection of people and property. This budget has robust investment to recruit, train, incentivize and retain doctors, nurses, and other health care professionals that are needed in a growing province.

Government will continue to work to help increase trade and exports, encourage more private investment, and create jobs. This budget also pays down operating debt, a prudent measure, reducing financing costs.

The 2023-24 Budget includes record investment in capital for the schools, hospitals, highways and municipal and Crown infrastructure a growing province needs.

This budget makes important investments that are sustainable into the future, as our population, our employment levels and our economy continue to grow.

That’s growth that works for everyone.

20	Budget 2023-24

23 SASKATCHEWAN PROVINCIAL -24 BUDGETSASKATCHEWAN CAPITAL PLAN

2023-24 Saskatchewan Capital Plan

GROWTH THAT WORKS FOR EVERYONE

Capital Plan Highlights

The 2023-24 Saskatchewan Capital Plan will facilitate growth that works for everyone by supporting the Growth Plan’s objective of investing $30.0 billion in infrastructure by 2030. The Capital Plan provides for an investment of over $3.7 billion in 2023-24 and a projected expenditure of almost $15.2 billion in the next four years through Executive Government and Saskatchewan’s commercial Crowns sector.

The Capital Plan recognizes the importance of both new and existing infrastructure investments, as they are the foundation for economic development, job creation, and overall success in Saskatchewan.

Since 2008-09, the Saskatchewan government has invested over $43.3 billion in provincial infrastructure, including the construction and rehabilitation of health and educational facilities, transportation infrastructure, and municipal infrastructure across the province.

The 2023-24 Saskatchewan Capital Plan is an essential investment for the future of Saskatchewan. These investments will enable the province to continue to grow and develop sustainably, provide more opportunities for businesses and individuals, and enhance the overall quality of life for everyone in the province.

The 2023-24 Saskatchewan Capital Plan supports the Growth Plan target of investing $30.0 billion in infrastructure spending by 2030.

Chart 1: Capital Plan

Totals may not add due to rounding.

22	Budget 2023-24

The Capital Plan outlines projects approved to date and provides an estimate of projected future capital investments. The plan is detailed as follows:

The 2023-24 Saskatchewan Capital Plan represents an increase of $543.4 million or 17.1 per cent over the 2022-23 Budget.

Saskatchewan Capital Plan – 2023-24 to 2026-27

	2022-23	2022-23	2023-24	2024-25	2025-26	2026-27
(millions of dollars)	Budget	Q3	Budget	Projected	Projected	Projected
Executive Government Ministries and Agencies
Transportation Infrastructure
Highways Capital	452.5	410.5	422.3	435.7	418.1	411.8
Highways Partnerships and Supporting Capital	27.0	25.3	20.6	19.3	19.3	19.3

Municipal Infrastructure
Municipal Programs	268.6	285.8	348.1	270.9	222.3	131.9

Education Capital
School Capital	108.2	97.6	141.1	148.4	96.1	27.6
Maintenance Capital	60.4	60.4	11.3	13.5	15.8	18.5

Advanced Education
Maintenance, Planning and Projects	31.0	38.1	58.9	102.2	108.1	74.6

Health Care
Health Facilities	53.9	48.4	207.1	425.2	369.4	232.6
Maintenance Capital	57.3	57.3	71.5	81.1	87.0	95.0
Health IT and Equipment Capital	45.3	70.3	59.0	51.8	48.4	52.0

Government Services
Dams and Water Supply Channels	74.5	51.3	85.6	170.1	194.1	249.1
Courts and Corrections Facilities and Equipment	56.4	56.5	97.4	42.8	11.0	10.5
Parks Capital	10.7	11.4	12.3	13.3	13.8	15.2
IT Capital	77.4	62.8	64.2	6.5	5.9	4.4
Equipment Capital	29.2	29.2	19.3	115.0	111.2	103.2
Government Buildings	9.8	29.8	28.2	8.2	8.2	8.2
Targeted and Other Capital	33.8	27.2	31.1	37.6	3.9	3.9

Total Executive Government Ministries and Agencies	1,396.0	1,361.9	1,677.8	1,941.5	1,732.7	1,457.9

Crowns
SaskPower	1,053.0	978.0	1,151.1	1,315.8	1,313.1	1,303.2
SaskEnergy	272.8	217.9	341.2	410.7	410.2	243.3
Others*	463.0	407.0	558.1	517.3	399.9	414.1

Total Crowns	1,788.8	1,602.9	2,050.4	2,243.8	2,123.2	1,960.6

Total Capital Plan	3,184.8	2,964.8	3,728.2	4,185.3	3,855.9	3,418.5

*	Others include SaskTel, SGI CANADA and Auto Fund, SaskWater, SaskGaming and CIC.

Budget 2023-24	23

Capital Plan Details

Transportation Infrastructure

The Capital Plan provides an investment of nearly $1.8 billion in transportation infrastructure across Saskatchewan over the next four years, including $442.9 million in the 2023-24 Budget. This investment will improve over 1,000 kilometres (km) of highways including: 230 km of repaving; 300 km of medium treatments such as micro-surfacing; 340 km of pavement sealing; 115 km of thin membrane surface and rural highway upgrades; and, 35 km of gravel rehabilitation.

Since 2008-09, over $12.0 billion has been invested in highways infrastructure and improved over 19,400 km of the provincial roads network.

The 2023-24 Budget allows the province to continue construction and design of passing lanes and twinning projects to increase safety and improve traffic flow. This includes beginning construction of twinning projects near Rowatt and Corinne on Highways 6 and 39 between Regina and Weyburn; beginning upgrades on Highway 15 east of Kenaston between Highways 11 and 2; completing passing lanes and widening on Highway 5 from Saskatoon to Highway 2; and, planning for construction to extend twinning on Highway 5 east of Saskatoon.

Enhancing road safety remains a priority for the Saskatchewan Government. With the 2023-24 Budget investment of $19.7 million, the Government of Saskatchewan will fulfill its five-year, $100.0 million commitment to road safety. Projects include turning lanes, streetlights, flashing warning lights, rumble strips, crosswalks and sightline improvements.

Budget 2023-24 includes an additional $6.0 million for the preservation and maintenance of northern roads that support the expansion of the province’s forestry industry.

The 2023-24 Budget supports municipal and regional transportation infrastructure by providing approximately $20.6 million in capital grants. The grants support economic growth and safety on rural municipal roads and bridges through the Rural Integrated Roads for Growth and construction and maintenance partnerships with urban municipalities through the Urban Highway Connector Program. The grants also provide for improvements to airports and shortline railways.

Including this year’s budget, the Government of Saskatchewan has invested over $12.0 billion in highways infrastructure since 2008-09 to improve more than 19,400 km of Saskatchewan highways.

Municipal Infrastructure

The 2023-24 Budget provides $348.1 million in transfers to municipalities through various programs such as the Investing in Canada Infrastructure Program, Canada Community-Building Fund, the New Building Canada Fund and other programs.

Including the 2023-24 Budget, the Capital Plan will invest over $973.1 million to support municipal infrastructure projects over the next four years. In addition to the capital funding, the Government of Saskatchewan will provide a record amount of $297.9 million through the Municipal Revenue Sharing program as part of the Growth Plan commitment to support communities through $2.5 billion in revenue sharing by 2030.

The projects funded through the budget will continue to advance the government’s goal of building a better life for Saskatchewan families and communities.

24	Budget 2023-24

Since 2008-09, over $2.8 billion has been invested in municipal infrastructure projects.

Under the Investing in Canada Infrastructure Program investments include the Meadow Lake Recreation and Civic Centre and Moosomin Water Treatment Plant Upgrades projects. In addition, the budget provides funding for Martensville Wastewater Treatment and Drinking Water Distribution Upgrades funded through the New Building Canada Fund.

The 2023-24 Budget provides $4.4 million to begin planning on five new school capital projects.

Education Capital

Investments in school infrastructure continues to be a key priority and the 2023-24 Budget provides $152.3 million for Saskatchewan’s Kindergarten to Grade 12 (K-12) schools to provide safe and inclusive learning environments for students.

The 2023-24 Budget provides $4.4 million to begin planning on five new school capital projects including a new K-12 school to replace and consolidate the elementary and high school in Carlyle; a new K-12 Francophone school to replace Ecole Valois in Prince Albert; a new Francophone elementary school in Saskatoon; renovations and expansion of Greenall High School in Balgonie; and, renovations to Campbell Collegiate in Regina.

These new investments are on top of the $115.7 million to support 20 ongoing projects to build 15 new schools and renovate five existing schools in the communities of: Blaine Lake, Carrot River, La Loche, Lanigan, Lloydminster, Moose Jaw, North Battleford, Regina, Saskatoon, Wilcox, and Yorkton.

The 2023-24 Budget includes $11.3 million for minor capital renewal projects to allow school divisions to address structural repairs and renovations and $16.0 million for relocatable classrooms.

Advanced Education

The four-year capital plan provides nearly $344.0 million to support infrastructure improvements in the post-secondary education sector including $58.9 million in 2023-24.

The Government of Saskatchewan is investing $12.4 million in equipment purchases and renovations to support over 550 new training seats as part of the Health Human Resources Action Plan.

The 2023-24 Budget includes $6.0 million for design and planning work for Saskatchewan Polytechnic’s campus renewal project in Saskatoon, $8.7 million for an electrical infrastructure upgrade project at the University of Saskatchewan and $4.0 million for renovations at the University of Saskatchewan’s Dental Clinic.

Since 2008-09, Government has invested $780.8 million in post-secondary infrastructure across Saskatchewan.

The 2023-24 Budget supports major renovation and repair work by investing $24.6 million to ensure that post-secondary facilities remain safe and continue to meet the needs of current and future students.

Budget 2023-24	25

Health Care

The 2023-24 Budget provides $337.6 million to support infrastructure improvements in the health sector. This investment will provide the highest health capital investment in history to ensure physical spaces across Saskatchewan are prepared to meet the needs of a growing and thriving province.

Over the next four years, the Government of Saskatchewan plans to invest nearly $1.8 billion in health care infrastructure.

This includes $207.1 million to support major capital projects including the redevelopment of the Prince Albert Victoria Hospital, the Weyburn General Hospital replacement, new Urgent Care Centres in Regina and Saskatoon, and various long-term care projects throughout Saskatchewan. This funding includes $2.6 million in new planning for Rosthern Hospital, Battleford and District Care Centre, and an Integrated Facility in Esterhazy.

The 2023-24 Budget includes $71.5 million for the rehabilitation and maintenance of health care facilities and $59.0 million will be invested in information technology projects and medical equipment.

The four-year capital plan estimates almost $1.8 billion in infrastructure investments in the health care sector.

Since 2008-09, government has invested over $2.4 billion to support the maintenance and construction of new health care facilities.

Government Services

Over the next four years, the Capital Plan is investing over $1.4 billion to support program and service delivery. Government services investments include infrastructure and maintenance projects across government including required upgrades of buildings, provincial dam rehabilitation, courts and correctional facilities, parks and recreational facilities and Information Technology management systems. This includes over $338.0 million provided in the 2023-24 Budget.

The 2023-24 Budget will invest $12.3 million for capital improvements throughout the parks system. This includes funding for new campground service centres at Meadow Lake, Makwa Lake, and Blackstrap Provincial Parks, a new group pavilion at Rowan’s Ravine Provincial Park, water system upgrades at Cypress Hills, Moose Mountain, Saskatchewan Landing, and Narrow Hills Provincial Parks, boat launch upgrades at Douglas and Candle Lake Provincial Parks and major road upgrades at Makwa Lake and Cypress Hills Provincial Parks.

Government is investing $85.6 million in various dams, water supply channel projects and irrigation projects. These investments support Saskatchewan’s Growth Plan commitment to expand the number of irrigable acres in Saskatchewan by including new spending for smaller irrigation projects. The budget also provides for continuing work on the Grant Devine Spillway modification project.

Government is also investing $97.4 million for various courts and correctional facilities projects including continued construction of the remand expansion at the Saskatoon Correctional Centre.

26	Budget 2023-24

Commercial Crowns

The Crown sector invests in capital to ensure the safety and integrity of infrastructure to provide reliable, quality services while also meeting growth demands.

Saskatchewan’s Crown sector will invest approximately $2.1 billion in 2023-24 to maintain and enhance utility infrastructure while supporting economic growth. Over the next five years, the Crown sector will invest over $10.1 billion to ensure safe, reliable, and high-quality services for the people of Saskatchewan.

Through SaskPower, the Government is forecasting a historic capital investment of approximately $1.2 billion in its electricity system to improve reliability, replace aging infrastructure, and meet customer demand. Investments include continued construction of the Moose Jaw Great Plains 350MW natural gas-fired electrical plant, upgrades at the EB Campbell hydroelectric station near Nipawin to extend its operating life and upgrades to the Ermine natural gas-fired electrical plant near Kerrobert.

The 2023-24 Budget invests $341.2 million in the province’s natural gas transmission and distribution system through SaskEnergy. These investments ensure safe, reliable, and affordable services to customers. Planned investments include pipeline and compression transmission system expansions near Melfort, Regina, and Golden Prairie, as well as planned distribution system expansions to support forecasted provincial growth.

The 2023-24 Budget supports SaskTel’s vision to be the best at connecting people to their world by investing $412.7 million in the province’s information and communications technology infrastructure. Capital investments will include sustainment projects that support quality networks, continued deployment of fibre to rural customers, and modernization of network infrastructure through the rollout of SaskTel’s 5G wireless network.

Through SaskWater, the Government is investing $44.6 million in 2023-24 to support significant industrial growth in the Regina region as well as continued investment in the sustainment of water and wastewater systems.

Capital Plan Financing

The Saskatchewan Capital Plan strikes a balance between investing in infrastructure to support a growing province while maintaining the province’s long-term financial well-being. The province remains committed to making strategic capital investments that will support future growth opportunities and position Saskatchewan for long-term success.

The Government will continue to fund capital expenditures through a disciplined financing strategy. By investing in infrastructure that is vital to economic growth, the Saskatchewan Capital Plan will help create new opportunities for businesses and individuals by funding infrastructure projects that can create new jobs, improve transportation, and enhance the overall quality of life in Saskatchewan.

Planning for and enabling the repayment of capital debt upon maturity continues to be a key principle of undertaking this capital financing plan. As a result, Government remains committed to having at least two per cent of the value of these borrowings set aside and invested each year to ensure that sufficient cash will be available to repay the debt as it comes due.

Budget 2023-24	27

23 SASKATCHEWAN PROVINCIAL -24 BUDGETTECHNICAL PAPERS

The Saskatchewan Economy

Saskatchewan’s economy will continue to grow in 2023. The momentum for ongoing growth in 2023 builds from an exceptional economic performance in 2022, which was primarily driven by high commodity prices, a strong labour market, increased investment, and a rebound in crop production from the drought of 2021 (the worst experienced in the province in nearly two decades).

In 2022, Saskatchewan reached all-time highs in population, employment, value of exports, and nominal Gross Domestic Product (GDP). Moreover, nearly all other key economic indicators, such as, manufacturing sales, wholesale and retail trade, and investment in building construction saw strong year-over-year growth. With growth spread widely across all sectors in 2022, Saskatchewan is well-positioned to manage through any potential emerging global economic uncertainty in 2023 and beyond.

The Saskatchewan economy is estimated to have grown by 4.8 per cent in 2022, despite inflationary pressure, monetary policy tightening, and global supply chain challenges.

In 2023, Saskatchewan’s economy is expected to grow more moderately, relative to 2022 growth levels, as higher interest rates and inflation continue to impact consumption and capital expenditures. In 2023, Saskatchewan’s real GDP and nominal GDP is expected to grow by 1.3 per cent and 0.8 per cent, respectively. Private sector economists, on average, forecast that Saskatchewan will have the second-highest real GDP growth among provinces in 2023.

Canadian, US Economic Assumptions and Commodity Prices – Calendar Year

	2021	2022	2023	2024	2025	2026	2027
	Actual	Estimate	Forecast	Forecast	Forecast	Forecast	Forecast
CA Real GDP Growth (%)	5.0	3.5	0.7	1.8	2.2	2.0	1.9
US Real GDP Growth (%)	5.9	1.9	0.4	1.8	2.2	2.0	1.9
Short-term Interest Rate (%)	0.1	2.4	4.4	3.3	2.2	2.1	2.1
10-year Government of Canada Bond (%)	1.4	2.8	3.1	2.9	2.8	2.8	2.8
Canadian Dollar (US cents)	79.8	76.9	74.0	75.4	77.6	77.8	77.7

WTI Oil (US$ per barrel)	68.0	94.3	80.0	78.0	75.0	78.0	79.0
Well-head Oil (C$ per barrel)	67.0	98.6	79.0	78.4	73.7	78.0	79.0
Natural Gas (C$ per GJ)	3.7	5.5	4.8	4.3	3.8	3.8	4.0
Potash (C$ per K2O tonne)[1]	546.4	1334.8	815.8	807.1	791.4	766.8	742.4
Potash (US$ per KCl tonne)[1]	265.9	626.1	368.2	371.2	374.6	363.9	351.9
Wheat (C$ per tonne)	300.0	433.6	423.8	389.7	419.9	415.2	412.3
Canola (C$ per tonne)	665.4	915.4	865.7	823.7	877.0	864.0	863.4

[1]	The potash industry quotes prices in US dollars per KCl tonne. Provincial royalty calculations, however, are based on the Canadian dollar price per K2O tonne.
Sources:	Statistics Canada, Ministry of Energy and Resources (February 2023), Ministry of Agriculture (January 2023) IHS Markit and CBOC (December 2022)

30	Budget 2023-24

Global Economic Outlook

A slowdown in global economic performance started in late 2022 as the impact of elevated inflation around the world triggered rapid monetary policy tightening. The global economy is anticipated to continue through a transition period of slower growth in 2023 as the impacts of higher interest rates set in further, but energy markets stabilize and supply chain bottlenecks are addressed. The major commodities supplied by Saskatchewan (food, fertilizer and fuel) are expected to remain in strong demand through 2023. In 2024 and beyond, the global economy is expected to return to moderate levels of growth.

The global economy is estimated to have grown by 2.9 per cent in 2022, down from growth of 5.9 per cent in 2021 (Chart 1). The advanced economies are estimated to have grown by an average of 2.5 per cent in 2022, compared to 5.3 per cent in 2021. Developing and emerging economies are estimated to have grown by 3.4 per cent in 2022, compared to 6.7 per cent in 2021.1

The Global Economy is Slowing

The global economy is expected to experience 1.7 per cent growth in 2023 as higher interest rates continue to place downward pressure on global investment and consumption activity. The slowdown will be most pronounced in advanced economies where growth is expected to be 0.5 per cent in 2023. The potential for ongoing monetary policy tightening cycles may hinder growth in the United States (US), Canada and the Euro Area.

For the US, tighter monetary policy has already weakened demand in the second half of 2022 and slowed growth to an estimated 1.9 per cent. The Euro Area has grown at an estimated 3.3 per cent in 2022 while dealing with the dual impact of higher interest rates and significant increases in energy prices.

Russia’s ongoing invasion of Ukraine is expected to continue to place upward pressure on many energy, fertilizer, minerals/metals, and agri-food commodities prices in 2023.

Chart 1: Global GDP Growth Assumptions

Source:	Bank of Canada and World bank (January 2023)

e–estimation, f–forecast

[1]	Note that forecasted growth numbers in this section are from the World Bank’s Global Economic Prospects Report released in January 2023.

Budget 2023-24	31

Growth prospects in developing and emerging economies have also softened with growth expected to be 3.4 per cent in 2023. Weaker external demand and tighter financial conditions are major contributors to the downward revision. However, this outlook is boosted by the re-opening of the Chinese economy, which is now expected to grow by 4.3 per cent in 2023.

The global economy is expected to grow by 2.7 per cent in 2024. The advanced economies are expected to see improved growth of 1.6 per cent in 2024. Developing and emerging economies (including China) are expected to grow at an average of 4.1 per cent in 2024.

Risks to the Global Economic Outlook

The current global forecast expects a return to healthy growth levels in 2024 following a modest slowdown in 2023. There are some risks to this outlook. Expanded geopolitical tensions could cause further disruption to commodity markets and trade relationships. Persistently high inflation may lead to further interest rate hikes and add to already high debt burden in many economies.

Canadian Economic Outlook

Canada’s economy is estimated to have grown by 3.6 per cent in 2022 despite high inflation and monetary policy tightening.

Although still at an elevated level, inflation in Canada has started to ease from its 2022 peak as a result of lower energy prices, improvements in global supply chains and the effects of higher interest rates. The trend of easing inflation is expected to continue in 2023; however, inflation is expected to remain above the Bank of Canada (BoC) target rate of 2.0 per cent. Beyond 2023, inflation is expected to return to levels more consistent with the BoC target.

The BoC has increased interest rates from 0.25 per cent in March 2022 to 4.5 per cent in January 2023. The effects of these interest rate hikes are expected to moderate consumer spending and business investment in 2023. Higher interest rates are also expected to moderate the demand for labour in 2023 and ease pressure from the current historically tight labour market.

With the expected moderation in household spending and business investment, as well as the softening of the labour market, the Canadian economy is expected to grow by 0.7 per cent in 2023. Over the medium-term, the Canadian economy is expected to grow at an average of 2.0 per cent annually.

The Canadian dollar averaged 76.9 US cents in 2022 compared to 79.8 US cents in 2021. Weaker growth prospects may lower the performance of the Canadian dollar in 2023. Therefore, the Canadian dollar is expected to average 74.0 US cents in 2023. With better economic prospects over the medium-term, the exchange rate is anticipated to rise back to an average of 77.1 US cents per year from 2024 to 2027.

Saskatchewan Economic Outlook

Saskatchewan’s economy is expected to continue on its path of ongoing growth in 2023. Strong demand and elevated prices for the commodities supplied by Saskatchewan mean the province is well-positioned to manage through a general slowdown in the Canadian and global economies.

Saskatchewan’s real GDP is estimated to have expanded by 4.8 per cent in 2022 ($86.4 billion), a substantial turnaround from a 0.9 per cent decline caused by the historic drought in 2021. The 2022 expansion is well above the historical average annual growth rate of 1.2 per cent which took real GDP from about $76.7 billion in 2011 to $82.5 billion in 2021.

32	Budget 2023-24

Saskatchewan Forecast at a Glance

(Per Cent Change Unless Otherwise Noted)

	2021	2022	2023	2024	2025	2026	2027
	Actual	Estimate	Forecast	Forecast	Forecast	Forecast	Forecast
Real GDP	(0.9)	4.8	1.3	1.8	2.2	2.3	2.3
Nominal GDP	13.1	19.9	0.8	1.2	2.6	3.0	2.5
CPI*	2.6	6.6	3.7	2.2	2.0	2.0	2.1
Employment Growth (000s)*	14.2	19.8	5.4	5.7	8.1	8.7	7.5
Unemployment Rate (%)*	6.6	4.7	5.3	5.3	5.5	5.6	5.5
Retail Sales*	14.6	7.5	2.3	2.4	3.3	3.1	2.9

*	Actuals for 2022
Sources:	Statistics Canada (January 2023) and Ministry of Finance (January 2023)

Saskatchewan’s nominal GDP is estimated to have increased by 19.9 per cent in 2022 ($105.9 billion). This is well above the historical average annual growth rate of 3.3 per cent, which saw nominal GDP grow from $74.9 billion in 2011 to about $88.3 billion in 2021.

Saskatchewan’s real GDP is expected to grow at 1.3 per cent in 2023 and nominal GDP is expected to grow by 0.8 per cent. Over the medium-term, real GDP growth is expected to average 2.1 per cent annually and nominal GDP growth is expected to average 2.3 per cent annually. Non-residential investment, especially from the manufacturing and processing, and natural resource sectors, will be a key driver of growth over this period.

Saskatchewan’s Economy Performed Well in 2022

In 2022, almost all key economic indicators experienced growth compared to 2021, with many key indicators outperforming other provinces.

Saskatchewan had the highest growth among the provinces in wholesale trade (+47.1 per cent) in 2022. Saskatchewan had the second-highest employment rate (+64.6 per cent) among the provinces in 2022.

Saskatchewan also had the second-highest growth among the provinces in international goods exports (+41.6 per cent) and investment in building construction (+26.1 per cent) in 2022. Saskatchewan’s manufacturing sales (+27.6 per cent) and building permits (+22.0 per cent) had the third-highest growth among the provinces in 2022.

Many other economic indicators in Saskatchewan also showed strong growth in 2022, including sales of food services and drinking places (+15.3 per cent), retail sales (+7.5 per cent), and average weekly earnings (+3.0 per cent).

Business Investment to Remain Resilient

Business investment is poised to continue to grow in Saskatchewan with a wide range of large private sector projects announced and progressing to construction.

Business investment is expected to temporarily slow to 1.4 per cent in 2023 as higher interest rates and inflation continue to impact the residential segment of the market. However, both residential and non-residential business investment are expected to be strong over the medium-term with total business investment anticipated to grow by an average of 2.1 per cent annually from 2024 to 2027.

Budget 2023-24	33

In recent years, more than 80 large-scale projects across the province have been committed to by private companies for a combined investment total of nearly $32.0 billion. These include projects in the following areas: 33 agri-value, 5 potash mining, 6 major oil and gas extraction, 9 renewable energy, and 32 other projects across the manufacturing and processing, forestry, and other natural resource sectors. Twenty-eight of these projects are already in the construction phase and will result in investment of over $16.0 billion in the next two to three years.

Inflation Continues to be a Risk to the Outlook

One measure of inflation is the growth in the Consumer Price Index (CPI). Saskatchewan’s CPI growth averaged 6.6 per cent in 2022, the third-lowest among provinces and below the national average of 6.8 per cent.

The rise in inflation was a global phenomenon that started in the second half of 2021, initially driven by pandemic-related supply chain disruptions and then exacerbated by commodity price increases related to Russia’s invasion of Ukraine on February 24, 2022.

Chart 2: Consumer Price Index Inflation

Sources: Statistics Canada, Ministry of Finance, Conference Board of Canada (January 2023)

f–forecast

Inflation started to decelerate from its peak in the last quarter of 2022. The downward trend in the CPI growth is expected to continue in 2023, as consumer and business spending are expected to weaken, and global supply chain issues continue to ease.

Saskatchewan’s CPI growth is forecast to average 3.7 per cent in 2023, 2.2 per cent in 2024, (Chart 2) and to return to the BoC’s inflation target rate of 2.0 per cent over the medium-term (2025 to 2027).

Labour Market Remains Strong but Tight

Saskatchewan’s labour market was very strong in 2022. The overall provincial employment (581,500), full-time employment (477,400), female employment (272,100), and off-reserve Indigenous employment (63,900) reached all-time historical high levels in 2022 (since Statistics Canada started collecting this labour data in 1976). Employment in the province grew by 3.5 per cent last year from 2021 and added over 20,000 full-time jobs to the economy, which are also all-time highest growths for the province in a single year. Job quality also continues to improve as part-time workers shift to full-time jobs.

Under-represented groups in the labour market fared well in 2022. The growth in off-reserve Indigenous employment (8.7 per cent) and female employment (5 per cent) were well above the provincial average growth rate (3.5 per cent) compared to 2021.

The services industry has strongly rebounded in 2022 from the pandemic-related downturn. Accommodation and food services, and information, culture and recreation services recorded the highest employment growth rates among industries at 11.7 per cent and 10.8 per cent, respectively, and were well above the provincial average (3.5 per cent).

34	Budget 2023-24

The labour market has also been marked by unprecedented tightness across the country, including Saskatchewan, with employers facing difficulties finding the workers they need. The provincial unemployment rate (the number of unemployed as a share of the labour force) averaged 4.7 per cent in 2022, which was far below the national average of 5.3 per cent. This tightness in the labour market has enabled wage growth for workers and, as such, supported consumer spending in the economy.

Looking ahead, the labour market is expected to loosen up moderately as a result of global economic activity slowing down. In 2023, employment is projected to grow by 0.9 per cent and reach the employment level of 586,900 (Chart 3).

Over the medium-term, increased immigration and the construction of several major investment projects in the province will help to support ongoing employment growth. Employment is expected to grow by 1.0 per cent in 2024 and by an average of 1.3 per cent annually from 2025 to 2027.

The unemployment rate is expected to see an uptick in 2023 as the effects of the BoC’s monetary policy tightening become more pronounced. Saskatchewan’s unemployment rate is forecast to be 5.3 per cent in 2023 and hold steady in 2024. The unemployment rate is expected to average 5.5 per cent over the medium-term.

Chart 3: Labour Market Remains Strong

Source: Statistics Canada (January 2023), Ministry of Finance (January 2023)

f–forecast

Population at Record High and Continues to Grow

According to the latest population estimates by Statistics Canada, Saskatchewan’s population surpassed 1.2 million people for the first time ever as of October 1, 2022. Saskatchewan’s year-over-year (October 1, 2021 to October 1, 2022) population growth of 22,135 is the largest annual growth recorded in over a century. The strong population growth is mostly driven by international migration as Canada set a record in welcoming more than 437,000 new immigrants in 2022.

Saskatchewan’s population grew by 1.1 per cent in 2022, at par with the prior 10-year average annual growth rate from 2011 to 2021. Saskatchewan is expected to continue to see strong population growth over the medium-term as Canada plans to settle 465,000 permanent residents in 2023, 485,000 in 2024, and 500,000 in 2025.

Saskatchewan is anticipated to see population growth of 1.0 per cent in 2023 and 1.1 per cent in 2024. Over the medium-term, the population is expected to grow steadily at an average annual rate of 1.2 per cent.

Oil Production to Increase Over the Medium-term

Saskatchewan’s oil well drilling and production continues to grow back to pre-pandemic levels. In December 2022, an average of 451,000 barrels per day (bpd) was produced, up from the pandemic low of 361,000 bpd in May 2020, but still below the peak of 502,000 bpd in March 2020. There were 1,483 oil wells drilled in Saskatchewan in 2022.

Oil production is expected to grow by 1.7 per cent in 2023 and further expand by 4.7 per cent in 2024. Production growth is expected to average 1.9 per cent per year over the medium-term. With construction of the Trans Mountain Expansion project scheduled to be completed in late 2023, regional pipeline takeaway capacity is expected to improve over the medium-term.

Budget 2023-24	35

The West Texas Intermediate (WTI) oil price increased from an average of US$68 per barrel in 2021 to an average of US$94 per barrel in 2022, largely due to geopolitical tensions and supply chain disruption.

World oil markets have been exceedingly unpredictable since Russia invaded Ukraine. In March 2022 and again in June 2022, the WTI oil price rose above US$120 per barrel. Since late 2022, WTI has largely hovered in the range of US$75-$80 per barrel.

The WTI price is expected to average US$80 per barrel in 2023 and US$78 per barrel in 2024. Over the medium-term, the WTI price is expected to average US$77 per barrel (Chart 4).

Chart 4: WTI Oil Price and Saskatchewan Oil Production

Source: Ministry of Energy and Resources

e–estimation, f–forecast

Potash Prices and Production Remain Strong

The current geopolitical situation in Europe is not only creating an immediate impact on potash prices but is also creating further opportunities for Saskatchewan to expand its essential role in the global potash market.

Following a strong performance 2021, Saskatchewan’s potash producers leveraged high prices and expanded market share to set records in both production and the value of sales in 2022. Production reached 23.5 million tonnes (Mt) potassium chloride (KCl) [14.35 Mt of potassium oxide (K2O)] and the value of sales was $18.0 billion.

The sanctions placed on Russia and Belarus enabled Saskatchewan potash producers to increase their global market share from 31.0 per cent in 2021 to 37.0 per cent in 2022. Russia and Belarus saw their combined market share decline to 21.0 per cent in 2022 with producers from China, Germany, Israel and Jordan accounting for most of the remaining market share.

Saskatchewan’s potash sales are expected to increase further in 2023 as supply challenges for Russia and Belarus are expected to remain throughout the year. In addition, strong agricultural fundamentals and lower relative potash prices in 2023 compared to 2022 will support further demand growth. Saskatchewan potash sales are forecast to increase to 25 Mt KCl [15.3 Mt K2O] in 2023.

In the medium-term (2024 to 2027), supply disruptions are anticipated to normalize. Overall Saskatchewan sales are forecast to increase to 25.8 Mt KCl [15.7 Mt K2O] by 2027.

Potash spot prices peaked in the spring of 2022 and have since been declining from this record-high level. The average price in 2023 is expected to be US$368 per KCl tonne [$816 per K2O tonne], which is 41.2 per cent below the 2022 average. Expectations are for prices to stabilize and remain at elevated levels throughout 2023 and 2024. Over the medium-term, prices are forecast to decline to US$352 per KCl tonne [$742 per K2O tonne] by 2027.

36	Budget 2023-24

Agriculture Sector Anticipates Increased Crop Production Over the Medium-term

Saskatchewan’s crop production rebounded well from the widespread drought experienced in 2021. Major crop production grew by 55.2 per cent to 34.8 Mt in 2022. This is above the 10-year average of 33.4 Mt for major crop production from 2011 to 2021.

From a farm income perspective, higher commodity prices and program payments partially offset the effect of increases in expenses in 2022. The price of canola and wheat reached their highest levels in 10 years, a 37.6 per cent and a 44.5 per cent increase, respectively. As a result, total cash receipts are estimated to have increased by 9.6 per cent in 2022, with crop receipts being the larger driver with 13.6 per cent growth. Livestock receipts are estimated to have increased by 5.7 per cent in 2022, based on the strength of higher prices for cattle and hogs.

Going forward, farm cash receipts are expected to reach $23.4 billion in 2023 and to average $20.5 billion annually over the medium-term (2024 to 2027). Crop receipts are expected to be $18.9 billion in 2023 and to average $17.1 billion annually over the medium-term. Livestock receipts are expected to reach $3.0 billion in 2023 and to average $2.6 billion annually over the medium-term. Program payments are forecast to remain flat in the medium-term, hovering around $900 million.

Crop prices are expected to remain relatively strong in the year ahead and over the medium-term. The crop production outlook remains positive for 2023 and beyond, with production expected to rise to 40.5 Mt in 2027 (Chart 5). Canola, wheat, durum, and barley are forecast to remain the leading crops produced in Saskatchewan.

Despite the positive outlook, input cost increases remain a concern as a result of inflation and higher interest rates. Also, drought concerns still linger in Western Saskatchewan where many growers elected not to plant winter wheat and fall rye because of dry soil conditions.

Chart 5: Saskatchewan Crop Production

Sources: Statistics Canada (January 2023), Ministry of Agriculture (January 2023)

f–forecast

Trade Continues to Grow Over the Medium-term

Goods exports (in nominal terms) to other countries increased by 41.6 per cent in 2022 to a record level of $52.4 billion. This is well above the historical average annual growth rate of 4.9 per cent that enabled merchandise exports to grow from $29.5 billion in 2011 to $37.0 billion in 2021. The increase was largely driven by the surge in commodity prices with increases in metal ore and non-metallic mineral exports (+123.6 per cent) and energy product exports (+55.9 per cent). In real terms, exports of goods to other countries are estimated to have grown by 5.2 per cent in 2022.

Commodity prices are expected to continue to somewhat soften in 2023 relative to 2022. As a result, growth of real international exports is expected to be 0.9 per cent in 2023. Real international goods exports are expected to grow at an average of 1.7 per cent, annually over the medium-term (2024 to 2027).

Budget 2023-24	37

Consumer Spending to Slow Down

Consumer spending as indicated by retail sales continued to be strong in 2022 with spending up 7.5 per cent from 2021. This is higher than the average annual growth rate of 3.9 per cent that allowed retail sales to grow from $16.2 billion in 2011 to $22.8 billion in 2021.

The growth in retail sales decelerated in the second half of 2022. This is likely an indication of behavioural changes from the effect of inflation and interest rate hikes. Retail sales are expected to remain relatively slow in 2023 as household budgets see a larger share of disposable income taken up by higher interest payments for home mortgages and other debt.

Retail sales are forecast to grow by 2.3 per cent in 2023 and by 2.4 per cent in 2024. Over the medium-term, retail sales are expected to grow by an average of 3.1 per cent annually.

Comparison with Private-sector Forecast

The Saskatchewan Ministry of Finance regularly tracks the outlooks from the private sector to inform the government’s budget planning. Private sector economists expect Saskatchewan’s economy to grow over the budget planning period. On average, private sector forecasters estimate 5.4 per cent growth for Saskatchewan’s real GDP in 2022.

Private sector economists forecast that Saskatchewan’s real GDP will grow by 1.5 per cent in both 2023 and 2024, ranking the second-highest among provinces in 2023 and the fourth-highest in 2024.

The Ministry of Finance’s forecast for Saskatchewan’s real GDP growth is lower than the outlook provided by the private sector forecasters for all years, except 2024, due to the timing of the Ministry’s analysis and prudent fiscal planning practices.

Risks to Economic Growth

Saskatchewan’s economy is set to grow in 2023 and sustain a strong economic outlook over the medium-term. Risks to Saskatchewan’s economic outlook are as follows:

•	Inflation continues to be a risk to economic performance and has proven to be more persistent than experts initially anticipated. If households and businesses need to further adjust their spending plans to manage higher costs and higher interest rates, a further slowdown in household consumption and business investment would be expected.

•	There is a downside risk that a Canadian housing market correction resulting from the sharp increases in interest rates by the BoC could have unintended consequences on the overall economy and cause the anticipated mild recession in Canada to be deeper or longer than expected.

•	Actions taken by the BoC can bring domestic demand closer in line with supply but will not directly resolve other underlying drivers of inflation, such as, demographically-driven labour and skills shortages and supply chain disruptions linked to global geopolitical events.

•	If the risk of a deep or long global recession increases, this could reduce demand for Saskatchewan commodities.

38	Budget 2023-24

Private Sector Real GDP Growth Forecasts for Saskatchewan

As of March 3, 2023

(Per Cent Change)

				Release
	2022	2023	2024	Date
IHS Global Insight	7.0	0.5	1.1	Feb-23
Conference Board of Canada	5.3	1.6	2.0	Feb-23
TD Bank	5.5	1.7	1.2	Dec-22
RBC	5.8	1.5	1.6	Dec-22
BMO	5.8	1.5	1.2	Mar-23
CIBC	4.3	1.6	1.9	Oct-22
Scotiabank	5.1	2.0	1.0	Feb-23
National Bank	4.5	1.0	1.3	Feb-23
Laurentian Bank	5.2	1.7	1.8	Feb-23

Average of Private Sector Forecasts	5.4	1.5	1.5
2023-24 Budget Forecast	4.8	1.3	1.8

Private Sector Real GDP Growth Forecasts by Province

As of March 3, 2023

(Per Cent Change)

	2022	Rank	2023	Rank	2024	Rank
British Columbia	2.9	5	0.6	7	1.5	3
Alberta	4.9	2	1.7	1	1.7	1
Saskatchewan	5.4	1	1.5	2	1.5	4
Manitoba	3.7	3	0.9	5	1.3	6
Ontario	3.5	4	0.5	9	1.4	5
Québec	2.8	6	0.4	10	1.3	7
New Brunswick	1.7	9	0.6	7	1.1	10
Nova Scotia	1.8	8	0.8	6	1.3	8
Prince Edward Island	1.9	7	1.2	4	1.6	2
Newfoundland and Labrador	1.5	10	1.2	3	1.2	9

Canada	3.5		0.7		1.4

Budget 2023-24	39

2023-24 Fiscal Outlook

Overview

The Saskatchewan Provincial Budget includes the fiscal activity for all organizations within the control of the Government of Saskatchewan, including Government Service Organizations (GSOs), Government Business Enterprises (GBEs), and government partnerships.

The inclusion of these organizations is based on standards established by the Public Sector Accounting Board (PSAB) for senior Canadian governments, and the method of consolidating these entities in the budget is consistent with the policies described in the Saskatchewan Public Accounts.

All organizations in the budget, with the exception of GBEs, are defined as GSOs or – in situations where Government has entered into a contractual relationship with one or more parties and shares risks and benefits – a government partnership. GSOs typically provide public services and receive Government grants to sustain their operations. Examples of GSOs include Government of Saskatchewan ministries, as well as entities such as Saskatchewan Health Authority, Boards of Education, Saskatchewan Polytechnic, and Saskatchewan Cancer Agency.

The revenue and expense budgets of GSOs (and Government’s proportionate share of partnership revenue and expense) are consolidated after adjusting for differences in accounting policies and eliminating inter-organizational transactions. Adjustments are made to account for differences in entity year-ends that do not align with the Government of Saskatchewan’s year-end of March 31.

GSO revenue is classified into four major categories (taxes, non-renewable resources, federal transfers, and other own sources), while GSO expense is classified into 11 expense themes. In some cases, particularly with Executive Government ministries, an entity’s expense can be allocated across more than one theme depending on the purpose of the activity.

GBEs are self-sufficient and have the authority to sell goods and services to external parties as their principal activity. Budgets for GBEs are incorporated as a single amount in a fifth revenue category called “Net Income from Government Business Enterprises” using the modified-equity method, which includes the Government of Saskatchewan’s proportionate share of net earnings or losses.

The 2023-24 Budget estimates a surplus of $1.0 billion.

Revenue

The revenue outlook for the 2023-24 Budget includes all tax and other revenue measures presented in the budget, as well as changes to provincial fees and charges announced in advance of the budget.

Financial Overview

	2021-22	2022-23	2022-23	2023-24
(millions of dollars)	Actual	Budget	Forecast	Budget
Revenue	18,136	17,158	20,262	19,678
Expense	19,604	17,621	19,115	18,660

Surplus (Deficit)	(1,468)	(463)	1,147	1,017

Totals may not add due to rounding.

40	Budget 2023-24

2023-24 Revenue Reconciliation

					Change from
	2021-22	2022-23	2022-23	2023-24	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Taxation	8,202.3	8,092.8	9,692.1	9,633.8	1,541.0	19.0
Non-Renewable Resources	2,920.0	2,910.1	4,512.4	3,344.6	434.5	14.9
GBE Net Income	837.6	742.5	272.9	529.1	(213.4)	(28.7)
Other Own-Source Revenue	2,717.1	2,192.5	2,423.2	2,615.6	423.1	19.3
Federal Transfers	3,459.1	3,219.7	3,361.4	3,554.6	334.9	10.4

Total Revenue	18,136.2	17,157.6	20,262.0	19,677.7	2,520.1	14.7

Totals may not add due to rounding.

Total revenue is forecast to be $19.7 billion in 2023-24, an increase of $2.5 billion (14.7 per cent) from the 2022-23 Budget. The increase reflects growth in all revenue categories, except GBE net income, as Saskatchewan continues to benefit from wide-spread economic growth and elevated commodity prices in 2023-24.

Revenue is down $584.3 million (2.9 per cent) from the 2022-23 third quarter forecast as commodity prices begin to moderate from recent highs.

Tax Revenue

Tax revenue is budgeted at $9.6 billion in 2023-24 and accounts for 49 per cent of total revenue.

This is an increase of $1.5 billion, or 19 per cent, from the 2022-23 Budget but down slightly ($58.3 million) from the 2022-23 third quarter forecast.

Corporation Income Tax revenue is budgeted at $1.8 billion, an increase of $1.0 billion from the 2022-23 Budget and decline of $187.0 million from the 2022-23 third quarter forecast.

The increase from the previous budget reflects expectations that corporate earnings will remain solid in 2023-24 and a positive prior-year adjustment will be recorded. The increase accounts for a decline in revenue associated with the extension of the small business corporate income tax reduction, as announced in Saskatchewan’s Affordability Plan in August 2022.

2023-24 Tax Revenue Details

					Change from
	2021-22	2022-23	2022-23	2023-24	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Corporation Income Tax	1,007.8	840.5	2,011.9	1,824.9	984.4	117.1
Fuel Tax	494.7	507.9	497.9	507.8	(0.1)	(0.0)
Individual Income Tax	2,880.5	2,796.9	3,084.3	3,091.8	294.9	10.5
Property Tax	763.8	804.1	797.7	805.0	0.9	0.1
Provincial Sales Tax	2,383.0	2,444.1	2,629.1	2,720.3	276.2	11.3
Tobacco Tax	180.4	198.9	163.9	150.0	(48.9)	(24.6)
Other Taxes	492.1	500.4	507.3	534.0	33.6	6.7

Total Taxation	8,202.3	8,092.8	9,692.1	9,633.8	1,541.0	19.0

Totals may not add due to rounding.

Budget 2023-24	41

Chart 1: Composition of 2023-24 Revenue

Individual Income Tax revenue is forecast to increase $294.9 million (10.5 per cent) from the 2022-23 Budget, primarily due to strength in employment and high compensation growth, which are expected to continue in 2023-24. This is offset by the indexation of the individual income tax system, which is budgeted to decrease revenues by $94.5 million.

Provincial Sales Tax (PST) revenue is budgeted at $2.7 billion, an increase of $276.2 million (11.3 per cent) from the 2022-23 Budget. The increase is consistent with the economic outlook that expects continued expansion of economic activity, including growth in population, household spending and business investment. The increase accounts for a reduction in revenue for PST-exemptions on fitness and gym memberships and some recreational activities, as announced in Saskatchewan’s Affordability Plan.

All remaining taxes are budgeted to decrease by a combined $14.5 million. This includes a $48.9 million decrease from the 2022-23 Budget for Tobacco Tax revenue, partially offset by, an increase of $33.6 million in other taxes, mainly due to vapour products tax, insurance premiums tax, and corporate capital tax.

Non-Renewable Resource Revenue

Non-renewable resource revenue is budgeted at $3.3 billion, or 17 per cent of total revenue, in 2023-24. This is a $434.5 million (14.9 per cent) increase from the 2022-23 Budget but down $1.2 billion from the 2022-23 third quarter forecast.

Non-Renewable Resource Revenue

					Change from
	2021-22	2022-23	2022-23	2023-24	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Crown Land Sales	22.4	19.3	52.7	19.4	0.1	0.5
Oil and Natural Gas	1,009.7	867.5	1,166.7	963.1	95.6	11.0
Potash	1,266.8	1,451.7	2,354.7	1,376.5	(75.2)	(5.2)
Resource Surcharge	539.8	493.1	813.1	823.0	329.9	66.9
Other	81.3	78.5	125.2	162.6	84.1	107.1

Total Non-Renewable Resources	2,920.0	2,910.1	4,512.4	3,344.6	434.5	14.9

Totals may not add due to rounding.

42	Budget 2023-24

Non-renewable Resource Forecast Assumptions (Fiscal Year)
					2023-24
	2021-22	2022-23	2022-23	2023-24	Change from
	Actual	Budget	Forecast	Budget	Budget	Forecast
WTI Oil Price (US$/barrel)	77.07	75.75	90.67	79.50	3.75	(11.17)
Light-Heavy Differential (% of WTI)	12.7	14.5	19.3	23.8	9.30	4.5
Well-head Oil Price (C$/barrel)[1]	77.54	74.19	92.33	78.07	3.88	(14.26)
Oil Production (million barrels)	162.9	163.7	167.2	170.5	6.8	3.3

Potash Price (mine netback, US$/KCl tonne)[2]	333	407	562	369	(38.03)	(193)
Potash Price (mine netback, C$/K2O tonne)[2]	683	833	1,205	814	(19.43)	(391)
Potash Sales (million KCl tonnes)[2]	22.6	22.5	22.8	25.0	2.6	2.2
Potash Sales (million K2O tonnes)[2]	13.8	13.7	13.9	15.3	1.6	1.4

Canadian Dollar (US cents)	79.77	79.98	76.18	74.35	(5.63)	(1.83)

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations are based on calendar-year forecasts; KCl figures are estimated from K2O statistics at a 0.61 conversion rate.

Potash revenue is budgeted at $1.4 billion, down $75.2 million from the 2022-23 Budget and down $978.2 million from the 2022-23 third quarter forecast. Prices will decline from record highs in 2022, but remain at elevated levels.

In 2023-24, average realized prices are forecast at US$369 per potassium chloride (KCl) tonne [or $814 per potassium oxide (K2O) tonne], which is down from US$407 and US$562 in the 2022-23 Budget and third quarter forecast, respectively. The potash revenue forecast also incorporates a 2.6 million tonne (Mt) KCl increase in sales, relative to the 2022-23 Budget, with production expected to reach 25.0 Mt KCl tonnes in 2023-24.

Revenue from the Resource Surcharge is budgeted to increase $329.9 million from the 2022-23 Budget, primarily reflecting continued strength in commodity prices in 2023-24 and a positive prior-year adjustment.

Oil, natural gas, and helium royalties are budgeted at $963.1 million in 2023-24, an increase of $95.6 million from the 2022-23 Budget and down $203.6 million from the 2022-23 third quarter forecast.

Revenue from Crown land sales and all other non-renewable resources (including uranium, coal, and other minerals) is forecast to increase by a combined $84.2 million from the 2022-23 Budget, mainly due to an increase in uranium price and sales.

WTI Oil Price and the Canadian Dollar

The WTI oil price is forecast to average US$79.50 per barrel in 2023-24, consistent with private sector forecasts for the upcoming year. This is a US$3.75 per barrel increase from the average price forecast in the 2022-23 Budget but a decline of US$11.17 from the 2022-23 third quarter forecast.

The WTI oil price is an important benchmark for the oil market and provincial revenue. However, the majority of oil produced in Saskatchewan is heavier and more sour than WTI oil which requires further processing to become refined products. As a result, the majority of Saskatchewan’s oil typically trades at a discount to WTI.

Budget 2023-24	43

The light-heavy oil price differential – a proxy for the price discount on heavier oil produced in Saskatchewan – is expected to increase from 14.5 per cent (as a share of WTI prices) in the 2022-23 Budget to 23.8 per cent in 2023-24. This wider differential is driven by increased competition for supplying heavy crude types in the North American market, which is expected to continue through the near term.

The value of the Canadian dollar is projected to average 74.35 US cents in 2023-24, declining by 7.0 per cent from the 2022-23 Budget. A lower exchange rate translates to higher prices in Canadian dollars and higher resource revenues, all else being equal.

The result of these factors is a 2023-24 well-head oil price forecast, in Canadian dollars, of $78.07 per barrel, down from the 2022-23 third quarter forecast of $92.33 per barrel.

Oil production is forecast at 170.5 million barrels in 2023-24, up 4.2 per cent from the 2022-23 Budget. Oil production and new well drilling will continue on the path of recovery to pre-pandemic levels of activity.

The economic and fiscal forecasts in the 2023-24 Budget rely on a set of assumptions regarding Canadian, US and global economic growth, commodity prices, and the value of the Canadian dollar. These factors are beyond government’s control, yet they notably influence Saskatchewan’s fiscal performance, particularly non-renewable resource revenue. Russia’s ongoing invasion of Ukraine, along with persistent inflation, rising interest rates, global supply chain issues, and transportation disruptions all have the potential to impact resource revenue.

In an attempt to minimize risk to the fiscal plan, the assumptions used to develop the non-renewable resources revenue forecast are prudent and incorporate a number of private sector forecasts. Due to the volatile nature of these key external factors, the non-renewable resource revenue forecast will always be subject to risk. This risk is quantified throughout the year.

For 2023-24, the following sensitivities are estimated:

•	a US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $15.6 million change in oil royalties;

•	a US$10 per KCl tonne ($20 per K2O tonne) change in the fiscal-year average realized potash price results in an estimated $53.5 million change in potash royalties; and,

•	a 1 US cent change in the fiscal-year average exchange rate results in an estimated $44.5 million change in non-renewable resource revenue (inverse relationship).

Net Income from Government Business Enterprises

Government Business Enterprise (GBE) net income is budgeted at $529.1 million in 2023-24 and accounts for 3 per cent of total revenue. This is a $213.4 million decrease from the 2022-23 Budget and an increase of $256.2 million from the 2022-23 third quarter forecast.

Budget 2023-24 includes $186.7 million of net income from the Lotteries and Gaming Saskatchewan Corporation (LGS), which is a new commercial crown corporation that will administer lottery and gaming operations in the province beginning on April 1, 2023. LGS will report on activities for the Saskatchewan Gaming Corporation, SaskLotteries (SaskSport), Western Canada Lottery Corporation, Saskatchewan Indian Gaming Authority, SaskGaming’s online gaming, and the Video Lottery Terminal program previously managed by the Saskatchewan Liquor and Gaming Authority (SLGA).

The decrease in total GBE net income reflects ongoing challenges with high fuel costs, rising operating costs, and increased interest rates. The largest declines relative to the 2022-23 Budget are in the Saskatchewan Auto Fund ($90.3 million,

44	Budget 2023-24

Net Income from Government Business Enterprises
					Change from
	2021-22	2022-23	2022-23	2023-24	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Municipal Financing Corporation	1.1	1.1	0.8	0.4	(0.7)	(63.6)
Saskatchewan Auto Fund	(38.9)	(19.0)	(179.2)	(109.3)	(90.3)	475.3
Lotteries and Gaming Saskatchewan[1]	9.5	11.7	20.2	186.7	175.0	1,495.9
SGI	81.8	15.8	(5.4)	27.4	11.6	73.4
SLGA[2]	477.4	444.4	451.7	223.5	(220.9)	(49.7)
SaskPower	10.7	48.3	(114.1)	23.1	(25.2)	(52.2)
SaskTel	104.4	106.5	106.5	95.7	(10.8)	(10.1)
SaskWater	8.7	7.4	8.8	6.3	(1.1)	(14.9)
SaskEnergy Incorporated	158.3	64.5	99.9	43.0	(21.5)	(33.3)
Workers’ Compensation Board	72.6	13.1	(113.2)	1.8	(11.3)	(86.3)
Consolidation Adjustments	(48.0)	48.7	(3.1)	30.5	(18.2)	(37.4)

Total GBE Net Income	837.6	742.5	272.9	529.1	(213.4)	(28.7)

Totals may not add due to rounding.

[1]	Amounts prior to 2023-24 are attributed to Saskatchewan Gaming Corporation.
[2]	All of SLGA’s gaming operations are now reported by the Lotteries and Gaming Saskatchewan Corporation.

primarily for increased claims expense), SaskPower ($25.2 million, mainly due to higher power generation costs), and SaskEnergy ($21.5 million, from high operating, maintenance and interest costs). The Workers’ Compensation Board, SaskTel, SaskWater and the Municipal Financing Corporation are all expected to realize lower net income in 2023-24 as well.

SLGA is showing a decline of $220.9 million from the 2022-23 Budget; however, this is almost entirely due to the transfer of gaming related income to LGS.

Saskatchewan Government Insurance expects income to increase by $11.6 million from the 2022-23 Budget as a result of growth in premiums and increased investment earnings.

Other Own-Source Revenue

Other own-source revenue is budgeted at $2.6 billion in 2023-24 and accounts for 13 per cent of total revenue. This is a $423.1 million increase from the 2022-23 Budget driven by higher Crop Insurance revenues and improved investment income.

Other Own-Source Revenue
					Change from
	2021-22	2022-23	2022-23	2023-24	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Fees	1,205.2	1,225.6	1,245.8	1,240.7	15.1	1.2
Insurance	743.6	400.9	485.5	522.6	121.7	30.4
Investment Income	93.2	89.7	128.1	196.9	107.2	119.5
Transfers from Other Governments	88.6	65.9	64.1	90.3	24.4	37.0
Miscellaneous	586.5	410.4	499.7	565.1	154.7	37.7

Total Other Own-Source Revenue	2,717.1	2,192.5	2,423.2	2,615.6	423.1	19.3

Totals may not add due to rounding.

Budget 2023-24	45

Insurance revenue is up $121.7 million from the 2022-23 Budget as revenue from crop insurance premiums increases in response to higher insured crop prices and premium rate increases related to prior year droughts.

Investment income is up $107.2 million from the 2022-23 Budget, in part, due to higher interest received on cash, money market investments, and sinking funds.

Other notable changes include a $154.7 million increase to Miscellaneous revenues from the 2022-23 Budget, which recognizes increases at the Saskatchewan Technology Fund, Innovation Saskatchewan, and consolidation adjustments.

Transfers from the Federal Government

Federal transfers are budgeted at $3.6 billion in 2023-24 and account for 18 per cent of total revenue. This is an increase of $334.9 million, or 10.4 per cent, from the 2022-23 Budget.

The Canada Health Transfer and Canada Social Transfer will increase by $114.9 million and $9.8 million, respectively, in 2023-24 in accordance with the legislated funding formula.

Other federal transfers are budgeted to improve by $210.2 million compared to the 2022-23 Budget. The change is primarily due to a $111.0 million increase for the new bilateral health care agreement and $61.0 million for the one-time Canada Health Transfer top-up payment.

Other increases in this category include $85.4 million for the federal government’s share of increased crop insurance revenues, $77.2 million for Early Years Learning and Child Care funding including amounts carried forward from the prior-year, and $36.5 million for increased project activity under the Investing in Canada Infrastructure Program. These increases are partially offset by a $175.6 million reduction as the Accelerated Site Closure Program comes to an end in 2022-23.

Expense

Expense in the 2023-24 Budget is classified into 11 themes, consistent with the presentation in the Saskatchewan Public Accounts. The expenses of all GSOs (and proportionate share of partnerships) within the control of the Government of Saskatchewan are included.

Total expense is budgeted at $18.7 billion in 2023-24, an increase of $1.0 billion, or 5.9 per cent, from the 2022-23 Budget.

Health, Education, and Social Services and Assistance account for approximately 70.0 per cent of the 2023-24 Budget, in line with the historical average.

Health is budgeted at $7.1 billion, or 38 per cent of total expense.

The most significant components of the health theme are the Ministry of Health, the Saskatchewan Health

Transfers from the Federal Government
					Change from
	2021-22	2022-23	2022-23	2023-24	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Canada Health Transfer	1,331.3	1,390.0	1,389.9	1,504.9	114.9	8.3
Canada Social Transfer	477.7	490.1	490.0	499.9	9.8	2.0
Other	1,650.2	1,339.6	1,481.5	1,549.8	210.2	15.7

Total Federal Transfers	3,459.1	3,219.7	3,361.4	3,554.6	334.9	10.4

Totals may not add due to rounding.

46	Budget 2023-24

Authority, eHealth, the Saskatchewan Cancer Agency, 3sHealth, Health Sector Affiliates, Saskatchewan Healthcare Recruitment Agency, and Health Quality Council. Health expense is up $232.7 million (3.4 per cent) from the previous budget, mostly reflecting:

•	$89.7 million increase to reduce waiting times for surgeries, medical imaging, and other procedures, and to permanently expand acute and intensive care capacity;

•	$46.7 million increase for general operating costs and high-priority initiatives across the sector, including investments in drug and benefit plans, rural emergency services, and information technology;

•	$44.9 million increase to continue recruiting, training, and retaining health care workers under Saskatchewan’s Health Human Resources Action Plan;

•	$39.0 million increase for initiatives targeted at seniors, including additional supports for long-term care, continuing care aides, and home care; and,

•	$12.4 million increase for mental health and addictions services.

Education is budgeted at $4.0 billion, or 22 per cent of total expense.

The most significant components of the education theme are the Ministries of Education, Advanced Education, and Immigration and Career Training, the Boards of Education, Saskatchewan Polytechnic, Regional Colleges, the Saskatchewan Student Aid Fund, the Saskatchewan Apprenticeship and Trade Certification Commission, and the newly created Saskatchewan Distance Learning Corporation – a Treasury Board Crown corporation that will oversee centralized online education in the province.

Education theme is up $235.3 million (6.2 per cent) from the previous budget.

The majority of the increase is due to an additional $62.7 million for K-12 school operating and programs. This includes funding for the implementation and operation of the new Saskatchewan Distance Learning Corporation.

2023-24 Expense Reconciliation
					Change from
	2021-22	2022-23	2022-23	2023-24	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Agriculture	3,194.4	1,040.1	1,799.4	1,449.8	409.8	39.4
Community Development	682.9	729.9	785.9	866.0	136.1	18.7
Economic Development	520.8	327.7	777.5	367.4	39.7	12.1
Education	3,685.3	3,800.4	3,776.2	4,035.7	235.3	6.2
Environment and Natural Resources	403.1	371.9	358.8	254.4	(117.4)	(31.6)
Financing Charges	718.2	812.0	816.7	812.2	0.2	0.0
General Government	463.6	544.6	573.5	540.1	(4.5)	(0.8)
Health	6,882.9	6,823.5	6,973.1	7,056.3	232.7	3.4
Protection of Persons and Property	961.3	936.2	1,017.5	968.5	32.4	3.5
Social Services and Assistance	1,458.4	1,623.9	1,602.3	1,665.2	41.2	2.5
Transportation	633.5	610.3	633.7	644.6	34.3	5.6

Total Expense	19,604.4	17,620.5	19,114.7	18,660.2	1,039.8	5.9

Totals may not add due to rounding.

Budget 2023-24	47

This budget also includes $67.8 million in funding to improve access to high-quality, affordable child care, $21.3 million to support program expansion and increased enrollment at Saskatchewan Polytechnic, $19.2 million of additional funding for post-secondary capital projects, and $21.3M increase in pension expense, largely due to changes in actuarial gains and losses.

Social Services and Assistance is budgeted at $1.7 billion, or 9 per cent of total expense.

The most significant components of the social services theme are the Ministries of Social Services, Government Relations, Saskatchewan Housing Corporation, and the Saskatchewan Legal Aid Commission.

Social Services and Assistance expense is up $41.2 million (2.5 per cent) from the previous budget. The increase is primarily due to:

•	$13.5 million for community-based service providers including those that support people with intellectual disabilities and at-risk children, youth and families;

•	$10.5 million for Child and Family Services to support existing caseloads, provide expanded mental health support and programming for at-risk families, and add frontline positions to improve child welfare outcomes;

•	$9.3 million net increase for additional income assistance supports, including rate and utilization changes, supports to seniors, and client outreach services; and,

•	$7.3 million to deliver new and enhanced disability services, primarily to clients with intellectual disabilities.

Agriculture is budgeted at $1.4 billion, or 8 per cent of total expense.

The most significant components of the agriculture theme are Saskatchewan Crop Insurance Corporation, the Ministry of Agriculture, Saskatchewan Agricultural Stabilization Fund, Prairie Agricultural Machinery Institute, and Prairie Diagnostic Services Inc.

Agriculture is up $409.8 million from the previous budget (39.4 per cent).

The majority of the increase, $408 million, is due to higher projected Crop Insurance indemnities as a result of elevated insured crop prices.

The budget also includes $12.4 million of new funding for the Sustainable Canadian Agricultural Partnership agreement, $8.2 million to reflect program demands for AgriInvest, and a $7.9 million increase for private reinsurance costs related to higher Crop Insurance liabilities.

Protection of Persons and Property is budgeted at $968.5 million, or 5 per cent of total expense.

The most significant components of the protection of persons and property theme are the Ministries of Corrections, Policing and Public Safety, Justice and Attorney General, and Labour Relations and Workplace Safety, Integrated Justice Services, Firearms Secretariat, the Saskatchewan Public Safety Agency, Victim’s Fund, Financial and Consumer Affairs Authority of Saskatchewan, as well as three independent officers of the Legislative Assembly: the Advocate for Children and Youth, Information and Privacy Commissioner, and Ombudsman and Public Interest Disclosure Commissioner.

Protection of Persons and Property is up $32.4 million (3.5 per cent) from the previous budget, primarily reflecting funding for the Royal Canadian Mounted Police, the operation of the Saskatchewan Marshals Service, support for Ukrainian refugees, and funding to establish the Firearms Compensation Committee and Prosecutions unit, which aims to reduce the criminal use of firearms and ensure that the rights of lawful firearm owners are protected.

48	Budget 2023-24

Chart 2: Composition of 2023-24 Expense

Budget 2023-24 also includes a $1.6 million increase for community safety and well-being, including funding for second-stage housing supports.

Community Development is budgeted at $866.0 million or 5 per cent of total expense.

The most significant components of the community development theme are the Ministries of Government Relations, and Parks, Culture and Sport, and Education, the Saskatchewan Lotteries Trust Fund for Sport, Culture and Recreation, Northern Municipal Trust Account, Provincial Capital Commission Authority, Saskatchewan Arts Board, Saskatchewan Western Development Museum, Community Initiatives Fund, and Saskatchewan Centre of the Arts.

Community Development is up $136.1 million (18.7 per cent) from the previous budget, primarily due to the high number of projects participating in the Investing in Canada Infrastructure Program and the Canada Community Building Fund. This increase is partially offset by a reduction in funding as the New Building Canada Fund winds down.

Financing Charges are budgeted at $812.2 million or 4 per cent of total expense.

This represents an increase of $0.2 million from the previous budget, driven by the impact of higher interest rates on Government’s new debt issuances as well as public-private partnership agreements, partially offset by a significant reduction in borrowing in 2023-24 and the retirement of up to $2.4 billion of operating debt over the 2022-23 and 2023-24 fiscal years.

Transportation is budgeted at $644.6 million or 3 per cent of total expense.

The most significant components of this theme are the Ministry of Highways, and portions of the Ministry of Government Relations, as well as the Transportation Partnerships Fund.

Transportation is up $34.3 million (5.6 per cent) from the previous budget, largely due to additional amortization, municipal revenue sharing agreements, and routine operations related to winter maintenance and road safety. Surface preservation was increased including investments to improve roads used by the forestry sector.

Budget 2023-24	49

General Government is budgeted at $540.1 million or 3 per cent of total expense.

This is a decrease of $4.5 million (0.8 per cent) from the previous budget, primarily reflecting actuarial improvements in the Public Service Superannuation Plan.

Economic Development is budgeted at $367.4 million or 2 per cent of total expense.

The most significant components of the economic development theme are the Ministries of Energy and Resources, Trade and Export Development, SaskBuilds and Procurement, Immigration and Career Training, Environment, and Finance, portions of the Saskatchewan Research Council, SaskBuilds Corporation, Innovation Saskatchewan, Tourism Saskatchewan, Saskatchewan Opportunities Corporation, Creative Saskatchewan, Global Transportation Hub Authority, and Saskatchewan Health Research Foundation.

Economic Development is up $39.7 million (12.1 per cent) from the previous budget, primarily reflecting:

•	$10.3 million to support an increase in client service delivery at the Saskatchewan Research Council including at the Rare Earth Processing Facility;

•	$5.4 million increase for Newcomer Settlement, to support Saskatchewan Immigrant Nominee Program operations, reduce waitlists, and assist Ukrainian refugees landing in Saskatchewan;

•	$2.6 million increase related to investment attraction activities, including establishing Saskatchewan’s international trade office in Berlin, Germany, and enhanced support for airport competitiveness; and,
•	$2.0 million increase for Creative Saskatchewan’s Feature Film and Television Production Grant program.

Environment and Natural Resources is budgeted at $254.4 million or 1 per cent of total expense.

The theme is comprised of portions of the Ministries of Environment, Parks, Culture and Sport, as well as the Water Security Agency, the Commercial Revolving Fund, Saskatchewan Technology Fund, and portions of the Saskatchewan Research Council.

Environment and Natural Resources expense is down $117.4 million (31.6 per cent) from the previous budget, including a $175.6 million decrease due to the conclusion of the Accelerated Site Closure Program. This is partially offset by an increase of $48.2 million for projects anticipated to be funded by grants from the Saskatchewan Technology Fund.

Net Debt

Another measure of a province’s fiscal position is “net debt”. Net debt aggregates the province’s liabilities and subtracts the financial assets that it has at its disposal to repay these obligations. Net debt measures the province’s future requirement to generate revenue to fund past services and transactions.

Net-debt-to-Gross Domestic Product (GDP) compares the province’s net debt to its economic output as an indicator of the province’s ability to generate future revenues to pay for past services and transactions.

Saskatchewan’s net debt position is healthy and sustainable, ensuring the province’s economic prosperity is protected for future generations. The table below shows that the province of Saskatchewan’s net debt at March 31, 2023, is forecasted to be only 14.1 per cent of GDP. This is among the lowest ratios for all Canadian provinces.

50	Budget 2023-24

Chart 3: Net Debt as a % of GDP

As at March 31, 2023

Sources: Net Debt-Jurisdictions most recent data (as of March 7, 2023). GDP: SK-Saskatchewan Ministry of Finance; All others-Statistics Canada, Conference Board of Canada.

Medium-Term Fiscal Outlook

Increases in nearly all revenue sources have returned Saskatchewan to a surplus position.

Surpluses are forecast to continue across the medium-term outlook period. This is a significant improvement from the medium-term outlook in the 2022-23 Budget that anticipated several years of modest deficits.

Saskatchewan’s outlook continues to be guided by commitments to fiscal responsibility including delivering balanced budgets and maintaining a net-debt-to-GDP ratio among the three lowest in Canada.

This forward-looking approach to planning ensures the province is able to maintain the fiscal capacity necessary to provide sustainable, high-quality services to citizens while continuing to make investments in a vibrant economy and strong society so Saskatchewan remains the best place in Canada to work, live and raise a family.

Over the medium-term, a return-to-normal economic conditions around the world includes a gradual fall-off in resource-driven revenues that corresponds with declining surpluses in Saskatchewan. The surplus position allows expenses to continue to grow year-over-year and provides government with the flexibility to address priority areas for new investments.

The medium-term fiscal outlook is consistent with the provincial economic forecast and its underlying assumptions. Budget pressures over the outlook period will be driven by inflation, high interest rates, federal climate change policy, and a growing but aging population.

The province is expected to realize surpluses that decline from $208.0 million in 2024-25 to $101 million in 2026-27.

Between 2023-24 and 2026-27, revenues increase by an average of 1.1 per cent annually. All categories of revenue increase except for non-renewable resource revenues which fall by an average of 3.1 per cent annually. By comparison, nominal GDP grows at an average rate of 2.3 per cent over the same period.

Expense grows at an average of 2.7 per cent annually between 2023-24 and 2026-27.

Medium-Term Revenue

Revenues decline in both 2023-24 and 2024-25 as commodity prices fall back toward long-term averages from the current elevated levels. In 2025-26 and beyond, revenues begin to grow in line with increases in nominal GDP. Revenue as a per cent of GDP remains stable, around an average of 17.9 per cent, throughout the medium-term.

Tax revenue grows from $9.6 billion in 2023-24 to $9.8 billion in 2026-27 for an increase of 0.8 per cent per year, on average, over the forecast period. Individual Income Tax grows at an average of 1.2 per cent while PST and Other taxes grow at 2.0 per cent per year. This growth is partially offset by an average decline of 8.8 per cent in Corporate Income Tax between 2023-24 and 2026-27.

Budget 2023-24	51

Medium-Term Financial Outlook

	2021-22	2022-23	2023-24	2024-25	2025-26	2026-27
(millions of dollars)	Actual	Forecast	Budget	Outlook	Outlook	Outlook
Revenue	18,136	20,262	19,678	19,372	19,816	20,314
Expense	19,604	19,115	18,660	19,164	19,681	20,213

Surplus (Deficit)	(1,468)	1,147	1,017	208	134	101

Totals may not add due to rounding.

The decline in Corporate Income Tax reflects normalization of profitability in non-renewable resource sectors. Corporate Income Tax decreases by 31.5 per cent in 2024-25 before growing at 5.2 per cent per year for the remainder of the outlook period.

Non-renewable resource revenue falls from $3.3 billion in 2023-24 to $3.0 billion in 2026-27. This is an average decline of 3.1 per cent per year over the forecast period.

WTI oil prices are forecast to be relatively flat over the outlook staying within a range of US$75.75 and US$78.25. The Canadian dollar strengthens to over 77.0 US cents for most of the outlook. Oil production in 2026-27 is forecast at 186.2 million barrels, representing an average increase of 2.3 per cent per year over the forecast period.

Potash prices are forecast to decline modestly over the entire outlook, while annual sales are around 25.0 Mt KCl from 2023-24 through 2026-27.

Non-renewable resource revenue is expected to decline to 15.0 per cent of total revenue by 2026-27. This is below the long-term average of 17.4 per cent from 2000-01 to 2022-23.

GBE net income and other own-source revenue are projected to increase at an annual average rate of 6.0 per cent and 5.4 per cent, respectively. However, GBE net income remains below the historical level of about $800.0 million annually for the entire outlook period.

Key Medium-Term Non-Renewable Resource Forecast Assumptions

	2021-22	2021-22	2022-23	2023-24	2024-25	2025-26	2026-27
	Actual	Budget	Forecast	Budget	Outlook	Outlook	Outlook
WTI Oil Price (US$/barrel)	77.07	75.75	90.67	79.50	77.25	75.75	78.25
Light-Heavy Differential (% of WTI)	12.7	14.5	19.3	23.8	18.5	16.5	15.0
Well-head Oil Price (C$/barrel)[1]	77.54	74.19	92.33	78.07	77.21	74.76	78.24
Oil Production (million barrels)	162.9	163.7	167.2	170.5	178.7	184.0	186.2

Potash Price (mine netback, US$/KCl tonne)[2]	333	407	562	369	372	372	361
Potash Price (mine netback, C$/K2O tonne)[2]	683	833	1,205	814	803	785	761
Potash Sales (million KCl tonnes)[2]	22.6	22.5	22.8	25.0	25.0	25.0	25.1
Potash Sales (million K2O tonnes)[2]	13.8	13.7	13.9	15.3	15.3	15.2	15.3

Canadian Dollar (US cents)	79.77	79.98	76.18	74.35	75.95	77.65	77.78

Totals may not add due to rounding.

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations based on calendar-year forecasts; KCl figures are estimated from K2O statistics at a 0.61 conversion rate.

52	Budget 2023-24

Chart 4: Non-Renewable Resource Revenues, 2000-01 to 2026-27

Source: Saskatchewan Ministry of Finance

Federal transfers are projected to grow at an average of 1.7 per cent per year through 2026-27. The 2022-23 Budget includes $175.6 million of federal funding for the Accelerated Site Closure Program, which ends in 2022-23. This decline is offset by increases in the Canada Health Transfer, bilateral health care agreement, and the Canada Social Transfer in the outlook, while all other federal cost-sharing programs are projected to remain relatively flat.

Chart 5: Composition of Revenue, 2000-01 to 2026-27

Source: Saskatchewan Ministry of Finance; GBE refers to Government Business Enterprises

Budget 2023-24	53

Medium-Term Net Debt

During the pandemic, the province’s net-debt-to-GDP ratio increased from 14.3 per cent to 17.5 per cent, due to the combination of declining revenue and increased expense for COVID-19 health, safety and stimulus efforts. The forecast surpluses of $1.1 billion for 2022-23 and $1.0 billion in 2023-24 demonstrate that the province has recovered from the financial impact of the pandemic and has one of the strongest fiscal positions in Canada. The strong fiscal results help to reduce net debt and enable the Province to reduce gross operating debt by a projected $2.4 billion over two years.

Saskatchewan’s net-debt-to-GDP ratio is forecast to be 13.2 per cent in 2023-24, which ranks second in Canada. Under the current set of assumptions, Saskatchewan’s net-debt-to-GDP ratio is forecast to remain relatively stable in the medium-term, ranging from 13.2 per cent to a maximum of 13.9 per cent.

This outlook is a significant improvement from the 2022-23 Budget which anticipated the net-debt-to-GDP ratio peaking at 20.4 per cent in 2025-26.

Saskatchewan’s net-debt-to-GDP ratio is projected to remain among the lowest in Canada throughout the medium-term outlook.

Chart 6: Outlook for Net Debt as a Percentage of GDP As at March 31

Source: Ministry of Finance

f–forecast

54	Budget 2023-24

2023-24 Borrowing and Debt

The province’s debt consists of:

•	Government Service Organization (GSO) debt or taxpayer-supported debt – all debt of government entities other than Government Business Enterprise Debt; and,

•	Government Business Enterprise (GBE) debt or self-supporting debt – amounts borrowed by self-sufficient government-controlled entities.

GSOs are entities that are controlled by the government other than those designated as GBEs or partnerships. GSO debt includes operating debt of the General Revenue Fund (GRF) debt to fund the Saskatchewan Capital Plan, and debt of other smaller GSOs.

GBEs are entities that have the financial and operating authority to sell goods and services to individuals and organizations outside government as their principal activity. Amounts borrowed by, or specifically for these entities are classified separately because they are expected to be repaid from cash flows generated by these business enterprises. In other words, this debt has been incurred to finance the business activities of Crown corporations, and it is supported by revenue from those Crown business activities.

In response to changes in Public Sector Accounting Standards, debt is presented in this budget paper on a gross basis, being the amount of money owed to lenders. This is a change from previous years, where debt was presented after a reduction for associated sinking funds, which are monies set aside for the repayment of debt. While sinking funds continue to be set aside for the repayment of debt, they are reported as a separate asset on the Statement of Financial Position rather than as a reduction to the reported debt liability.

Gross debt at March 31, 2023 is forecast to be $2.1 billion lower than budgeted primarily due to the reduction in operating debt as a result of the improved fiscal outlook for 2022-23. The fiscal situation in 2022-23 eliminated the need for new operating borrowing and allowed operating debt to be reduced by $1.4 billion.

For 2023-24, gross debt is expected to increase by $335.2 million from the March 31, 2023 forecast. This is due to borrowing for the Saskachewan Capital Plan as well as capital spending by GBEs, partially offset by the repayment of operating debt.

Gross Debt

			New	Debt
	Budget	Forecast	Borrowing	Repayments	Budget
(millions of dollars)	2023	2023	2024	2024	2024
General Revenue Fund – Operating	10,745.5	8,451.9	—	(988.0)	7,463.9
Saskatchewan Capital Plan	9,899.8	9,771.1	600.0	—	10,371.1
Other Government Service Organizations	272.5	270.2	—	(21.4)	248.8

Taxpayer-Supported Debt	20,917.8	18,493.2	600.0	(1,009.4)	18,083.8

Government Business Enterprises	11,691.2	12,026.9	1,075.6	(331.0)	12,771.5

Self-Supporting Debt	11,691.2	12,026.9	1,075.6	(331.0)	12,771.5

Total	32,609.0	30,520.1	1,675.6	(1,340.4)	30,855.3

Guaranteed Debt	35.1	35.2	—	39.9	75.1

Budget 2023-24	55

Borrowing

Virtually all borrowing is done by the GRF. Where the GRF borrows on behalf of a government entity, the entity is responsible for the principal and interest payments on this debt.

The GRF’s 2023-24 borrowing requirements are estimated to be $1,675.6 million.

Borrowing Requirements by Entity
	Budget	Forecast	Budget
(millions of dollars)	2023-24	2022-23	2022-23
General Revenue Fund – Operating	—	—	1,070.0
Saskatchewan Capital Plan	600.0	1,266.8	1,400.0
Government Business Enterprises	1,075.6	1,191.6	1,051.7

Total	1,675.6	2,458.4	3,521.7

Sources of Funding
	Budget	Forecast	Budget
(millions of dollars)	2023-24	2022-23	2022-23
Short-term Financing	202.6	225.7	226.7
Term Borrowing	1,173.0	2,058.4	3,295.0
Internal Financing	300.0	400.0	—

Total	1,675.6	2,684.1	3,521.7

Sinking Funds

Sinking funds are monies set aside for the orderly retirement of a portion of the government’s debt. Funds are invested in high quality government and corporate bonds. Sinking funds at March 31, 2023 are forecast to be $2,549.9 million, which is $14.6 million lower than budgeted. The variance is primarily due to lower than expected investment earnings during 2022-23.

For 2023-24, sinking funds are expected to increase by $398.3 million to $2,948.2 million, continuing to increase over the medium-term.

Chart 1: Combined Sinking Funds

As at March 31

b–budget, f–forecast

56	Budget 2023-24

Sinking Funds

	Forecast	Contributions	Earnings	Redemptions	Budget
(millions of dollars)	2023	2024	2024	2024	2024
Government Service Organizations	1,452.5	233.4	39.1	(10.3)	1,714.7
Government Business Enterprises	1,097.4	108.9	28.8	(1.6)	1,233.5

Total	2,549.9	342.3	67.9	(11.9)	2,948.2

Chart 2: Gross Taxpayer-Supported Debt

As at March 31

b–budget, f–forecast

Taxpayer-supported debt is expected to increase over the medium-term due to borrowing for the Saskatchewan Capital Plan, partially offset by the repayment of operating debt. Sinking funds designated for the repayment of taxpayer-supported debt are estimated to reach $2.5 billion over the medium-term.

Self-supporting debt is expected to increase over the medium-term due to planned capital spending by GBEs. Sinking funds designated for the repayment of self-supporting debt are estimated to reach $1.6 billion over the medium-term.

Budget 2023-24	57

Chart 3: Gross Self-Supporting Debt

As at March 31

b–budget, f–forecast

Financing Charges

Financing charges include costs related primarily to taxpayer-supported debt including interest as well as amortization of premiums, discounts and commissions. Financing charges also include interest associated with pension liabilities.

The 2023-24 financing charges assume interest rates of 4.25 per cent for short-term borrowing and 4.5 per cent for new long-term borrowing. A pension valuation rate of 3.1 per cent has been assumed for pension liabilities. A one percentage point increase in interest rates from levels assumed in the Budget would increase financing charges in 2023-24 by approximately $11.8 million.

Financing charges are expected to be relatively unchanged from the 2022-23 forecast due to the impact of higher interest rates on new debt more than offset by interest savings from the reduction of operating debt.

Financing Charges

	Budget	Forecast	Budget
(millions of dollars)	2023-24	2022-23	2022-23
General Revenue Fund	664.5	645.0	622.2
Less: GRF Interest Paid to Other Government Entities	(71.0)	(48.7)	(16.4)

	593.5	596.3	605.8
Pension Liabilities	175.5	178.6	173.2
Other GSO Debt	43.2	41.8	33.0

Financing Charges[1]	812.2	816.7	812.0

[1]	Financing charges do not include amounts pertaining to Government Business Enterprise Specific Debt. These amounts are reflected in Net Income from Government Business Enterprises.

58	Budget 2023-24

Credit Ratings

Saskatchewan receives credit ratings from three major credit rating agencies: Moody’s Investors Service (Moody’s), S&P Global (S&P) and DBRS Morningstar (DBRS).

A credit rating is an important indication of a government’s fiscal health as it represents an assessment of a provincial government’s ability to repay its debt. Overall, Saskatchewan’s credit rating ranks second strongest among Canadian provinces.

Credit Ratings of Canadian Provinces

As at February 28, 2023

JURISDICTION	MOODY’S	S&P	DBRS
British Columbia	Aaa	AA+	AA(high)
Saskatchewan	Aa1[1]	AA2	AA(low)[3]
Québec	Aa2	AA-	AA(low)
Nova Scotia	Aa2	AA-	A(high)
Manitoba	Aa2	A+	A(high)
New Brunswick	Aa2*	A+	A(high)
Alberta	Aa2	A+	AA(low)*
Prince Edward Island	Aa2	A	A
Ontario	Aa3	A+	AA(low)
Newfoundland & Labrador	A1	A	A(low)

[1]	Last rating change on May 21, 2021
[2]	Last rating change on June 21, 2017
[3]	Last rating change on June 18, 2020
*	positive outlook

Budget 2023-24	59

2023-24 Revenue Initiatives

Introduction

While higher global commodity prices are driving Saskatchewan’s economic growth, creating jobs and improving the province’s fiscal situation, they also contribute to a higher cost for the goods and services that Saskatchewan residents and businesses purchase. In response, revenue initiatives announced over the past few years to make life more affordable include:

•	indexation of the Personal Income Tax system, protecting taxpayers from the automatic tax increases that would have resulted from inflation and saving Saskatchewan taxpayers $284.5 million on their 2023 taxes (the combined effect of indexation from the 2007 to 2023 taxation years);

•	temporary reduction to the small business Corporation Income Tax rate, supporting small businesses as they recover from the pandemic and face inflationary pressures;

•	introduction of the Saskatchewan Affordability Tax Credit, a one-time $500 payment to all eligible residents, helping to address inflationary pressures and the resulting impact on the cost of living; and,

•	reintroduction of the Active Families Benefit, a tax credit helping families with children enrolled in sports, arts and cultural activities.

Building on these initiatives, the 2023-24 Budget introduces changes that stimulate economic growth, enhance the competitiveness of Saskatchewan’s tax system and ensure the fair and consistent application of taxes. These changes will ensure that strong economic growth continues, creating opportunities for all Saskatchewan residents.

This paper provides an overview of the tax measures announced in the 2023-24 Budget. It is strictly a summary, and for further details readers are encouraged to contact the responsible ministry/ authority and consult the enacting legislation or regulation.

Growth and Competitiveness

Economic growth leads to higher incomes and the ability for governments to devote more resources to areas like health care and education. Growth is not just about achieving a rate; it is about improving lives.

Saskatchewan’s tax system offers incentives that cover a broad range of economic sectors, including manufacturing and processing, innovation and technology, agriculture and natural resources. These initiatives encourage new investment and support competitiveness in the provincial economy. Information on Saskatchewan’s business and investment incentives can be found at:

www.saskatchewan.ca/business/investment-and-economic-development/business-incentives-and-tax-credits

As part of the commitment to support growth, the 2023-24 Budget announces enhanced incentives that will drive growth in key sectors and benefit all residents by unlocking Saskatchewan’s economic potential.

Manufacturing and Processing (M&P) Exporter Tax Incentive

The M&P Exporter Tax Incentive – which encourages businesses in Saskatchewan to expand their production and export capacity – is being extended by one year, sunsetting on December 31, 2023.

60	Budget 2023-24

The program was originally announced in the 2015-16 Budget and was set to expire on December 31, 2022. The one-year extension will apply retroactively, effective January 1, 2023.

The M&P Exporter Tax Incentive provides non-refundable tax credits to eligible corporations that increase the number of M&P-related full-time employees above the number that were employed in 2014.

•	The Hiring Tax Credit provides eligible corporations with $3,000 in non-refundable tax credits for each incremental full-time employee.

•	The Head Office Tax Credit provides eligible corporations with $10,000 in non-refundable tax credits for each incremental full-time “head office” employee.

Eligible corporations are those that export outside of Saskatchewan at least 25.0 per cent of their manufactured goods each year and:

•	manufacture or process goods for sale, as defined in the federal Income Tax Act; or,

•	are principally involved in the commercial development of new economy products for export, including interactive digital media products and creative industry products.

For a business wanting to access this program, the Ministry of Trade and Export Development confirms the eligibility and issues a certificate that verifies both the eligibility and the base year (2014) employment level. An eligible company can claim the tax credits by submitting its certificate to the Ministry of Finance, along with other required information. The Ministry of Finance will redeem the tax credits as a rebate, in accordance with program legislation, up to the amount of Saskatchewan Corporation Income Tax paid by the company.

Further information on this program can be obtained by contacting MPexporter@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/taxes-licensing-and-reporting/tax-incentives/manufacturing-and-processing-tax-credits/apply-for-the-saskatchewan-manufacturing-and-processing-exporter-tax-incentive

Saskatchewan Mineral Exploration Tax Credit (SMETC)

The SMETC – which encourages private-sector investment and increases exploration in Saskatchewan’s mineral resource sector – is being tripled to a rate of 30.0 per cent. This change is effective with the 2023 taxation year.

Saskatchewan residents can invest in mineral exploration activities within the province by purchasing eligible flow-through shares issued by approved mineral exploration companies.

Flow-through shares allow mineral exploration companies to renounce or “flow through” expenses associated with their Saskatchewan exploration activities to investors, who can deduct the expenses in calculating their own taxable income.

The SMETC is a non-refundable Personal Income Tax (PIT) credit on those eligible exploration expenses. Investors can apply the credit against Saskatchewan PIT that would otherwise be payable for the taxation year in which the investment was made. The credit can be carried back three years and carried forward 10 years.

The SMETC rate is being increased to 30.0 per cent (from 10.0 per cent), making it among the most competitive in Canada when compared to similar tax credit programs in other provinces. Combined with enhancements in 2023-24 to the Targeted Mineral Exploration Incentive (an expenditure program that provides a rebate on eligible drilling expenditures),

Budget 2023-24	61

this will encourage increased exploration in Saskatchewan and provide new employment opportunities for Saskatchewan residents, including northern and Indigenous residents and companies. Ultimately, increased exploration can lead to new discoveries and major mine developments that will enhance economic activity in the province.

The SMETC is harmonized with the Government of Canada’s 15.0 per cent Mineral Exploration Tax Credit, as well as its 30.0 per cent Critical Minerals Exploration Tax Credit, which further increases the attractiveness for Saskatchewan residents investing in the mineral exploration sector.

Further information on this program and eligibility criteria can be obtained by contacting metc@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/agriculture-natural-resources-and-industry/mineral-exploration-and-mining/take-advantage-of-the-saskatchewan-mineral-exploration-tax-credit

Fair and Consistent Taxation

The 2023-24 Budget introduces initiatives to improve the fair and consistent application of Saskatchewan’s Provincial Sales Tax (PST).

•	Labour to repair and install medical equipment: labour costs to repair and install exempt medical equipment will now be exempt from PST.

•	Farm equipment: storage buildings when specifically used for storing produce (fruits and vegetables) grown commercially, and boats with attached harvesting equipment when primarily used in rice farming will now be exempt from PST.
•	Geothermal drilling rigs: rigs used for commercial geothermal drilling will now be exempt from PST, providing consistency with the PST treatment of drilling rigs involved in other drilling activities.

Further information on the taxation of medical equipment, farm equipment and drilling equipment can be obtained by contacting sasktaxinfo@gov.sk.ca or by visiting: www.saskatchewan.ca/PST

62	Budget 2023-24

Saskatchewan’s Tax Expenditures

Introduction

Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and include such measures as exemptions, deductions, tax credits, preferential tax rates or deferrals. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect the fiscal position in the same way as direct expenditures. This paper provides estimates of the revenue impacts of several of Saskatchewan’s tax expenditures.

Rationale For Tax Expenditures

Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s Provincial Sales Tax (PST) does not apply to certain essential items such as basic groceries, residential natural gas and electricity, and reading materials, thereby reducing the taxes paid by families consuming these items.

Other exemptions from the PST are intended to support particular sectors of the provincial economy, including agriculture and manufacturing and processing (M&P).

To provide tax relief to key economic sectors and ensure tax competitiveness with other jurisdictions, Saskatchewan provides reduced Fuel Tax rates to farmers and primary producers. Saskatchewan also exempts heating fuels from the Fuel Tax to ensure consistent tax treatment with the PST exemption for natural gas used for heating.

Saskatchewan’s personal income tax system applies provincial marginal tax rates directly to taxable income as defined for federal income tax purposes. As a result, deductions that contribute to the federal determination of taxable income can be considered to be fundamental aspects of the provincial income tax system that reduce Saskatchewan income tax revenue.

In addition, Saskatchewan’s personal income tax system has distinct provincial non-refundable tax credits that recognize the personal circumstances of the taxpayer, including family-based credits and disability-related credits.

Saskatchewan’s income tax system also delivers several programs designed to encourage specific taxpayer behaviours, including investment and retention incentives.

To improve tax competitiveness, Saskatchewan levies lower income tax rates on small businesses and on M&P profits. In addition, Saskatchewan provides a refundable Investment Tax Credit (ITC) to assist M&P companies that invest in qualifying new or used M&P assets for use in the province. Saskatchewan also provides a Research and Development (R&D) Tax Credit in support of qualifying R&D activities.

The rationale for each tax expenditure is provided in the notes that follow the tables.

Budget 2023-24	63

Associated Costs

While tax expenditures serve important social and economic objectives, the introduction of tax expenditures results in associated costs. These costs take several forms.

•	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government’s financial position.

•	Second, tax expenditures add to the complexity of the tax system, leading to increased administrative effort and compliance costs for businesses, consumers and governments.

•	Third, tax expenditures create distortions in consumer and other economic behaviour by providing preferential treatment for certain categories of consumer expenditure.

Government of Canada Tax Expenditures

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to visit the Finance Canada website at:

www.canada.ca/en/department-finance/services/ publications/federal-tax-expenditures.html

2023 Saskatchewan Tax Expenditure Accounts

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan. This year’s tables also provide updates to the 2020, 2021 and 2022 tax expenditure estimates that were reported last year.

Tax expenditure estimates for PST and Fuel Tax are derived from historical tax collection data and Statistics Canada data on personal and business consumption patterns, along with assumptions regarding expected changes in population, retail sales and investment intentions.

Tax expenditure estimates for personal and corporate income taxes are derived from an internal tax simulation model. This model uses actual income tax assessment data for the 2020 taxation year, along with forecasted trends and changes in population, employment, income and investment intentions for subsequent taxation years.

The 2023-24 Saskatchewan tax expenditures also incorporate indexation and changes to Canada Pension Plan (CPP) and Employment Insurance (EI).

64	Budget 2023-24

2023 Government of Saskatchewan

Tax Expenditure Accounts

(Value of Tax Expenditures in Millions of Dollars)

	2020	2021	2022	2023
Provincial Sales Tax	Actual	Revised	Revised	Estimate	Notes
Exemptions
1. Basic Groceries	194.6	204.7	218.4	229.4	1
2. Prescription Drugs	50.6	55.3	59.6	64.3	1
3. Reading Materials	11.7	12.1	12.1	12.6	1
4. Personal Services	48.7	49.1	49.4	51.5	1
5. Feminine Hygiene Products	2.2	2.3	2.4	2.5	1
6. Used Goods and Vehicles – Exempt Amounts	14.7	14.0	14.2	15.6	1
7. Electricity	75.0	67.9	69.1	73.2	1
8. Natural Gas	25.7	28.2	33.6	32.5	1
9. Farm Machinery and Repair Parts	106.9	110.2	114.4	119.8	2
10. Fertilizer, Pesticide and Seed	238.0	278.4	353.6	354.8	2
11. Direct Agents	27.2	29.5	29.9	30.5	2
12. Agriculture, Life and Health Insurance	141.2	147.2	160.5	165.8	1
Other
1. Saskatchewan Low-Income Tax Credit	138.2	136.8	137.5	140.0	3
2. Rebate for New Home Construction	2.0	5.0	5.5	5.7	1,2

	2020	2021	2022	2023
Fuel Tax	Actual	Revised	Revised	Estimate	Notes
1. Exemption for Farm Activity	94.5	78.5	74.3	75.0	2
2. Exemption for Heating Fuels	32.9	31.4	30.4	29.3	1
3. Exemption for Primary Producers	1.5	1.2	1.1	1.2	2

Budget 2023-24	65

	2020	2021	2022	2023
Personal Income Tax	Actual	Revised	Revised	Estimate	Notes
Deductions from Income
1. Registered Pension Plan Contributions	91.7	108.7	120.6	136.6	4
2. Registered Retirement Savings Plan Contributions	142.2	155.3	165.7	177.0	4
3. Annual Union, Professional or Like Dues	14.5	17.5	19.5	22.0	4
4. Child Care Expenses	10.5	12.3	13.2	14.1	4
5. Moving Expenses	2.3	2.5	2.7	2.9	4
6. Carrying Charges	20.9	23.1	24.7	26.4	4
7. Allowable Employment Expenses	13.0	14.3	15.3	16.4	4
8. Capital Gains Deduction	81.4	88.1	93.9	100.3	4
Saskatchewan Non-Refundable Tax Credits
1. Basic Personal Tax Credit	1,073.6	1,113.5	1,172.1	1,254.7	4
2. Spousal Tax Credit	41.4	44.4	47.8	52.8	4
3. Equivalent-to-Spouse Tax Credit	25.7	27.7	29.4	31.4	4
4. Age Tax Credit	33.1	36.9	39.8	43.2	4
5. Supplement to the Age Tax Credit	14.8	16.3	17.3	18.5	5
6. Dependent Child Tax Credit	95.8	102.3	108.4	114.1	5
7. CPP Contributions Tax Credit	84.4	96.8	110.2	119.5	4
8. EI Premiums Tax Credit	25.3	27.5	30.4	32.2	4
9. Pension Income Tax Credit	12.7	13.5	14.1	14.2	4
10. Student Loan Interest Tax Credit	0.3	0.4	0.4	0.4	4
11. Disability Tax Credit	24.7	26.6	28.2	29.8	4
12. Caregiver Tax Credit	3.2	3.5	3.8	3.9	4
13. Medical Expenses Tax Credit	28.4	28.7	30.9	33.0	4
14. Charitable Contributions Tax Credit	39.2	43.2	46.1	49.2	4
15. First-time Homebuyers Tax Credit	5.2	5.5	5.6	5.7	4
16. Volunteer Tax Credits	1.2	1.2	1.2	1.2	4
Other Saskatchewan Tax Measures
1. Labour-Sponsored Venture Capital Tax Credit	9.6	9.6	12.0	12.0	4
2. Mineral Exploration Tax Credit	0.1	0.1	0.1	0.5	4
3. Political Contributions Tax Credit	2.1	1.2	1.3	1.6	4
4. Graduate Retention Program Tax Credit	66.6	65.8	65.0	65.0	6
5. Saskatchewan Technology Start-up Incentive	1.7	2.3	3.3	3.3	8

	2020	2021	2022	2023
Corporation Income Tax	Actual	Revised	Revised	Estimate	Notes
1. Small Business Tax Rate	387.3	571.9	689.1	729.2	2,7
2. M&P Profits Tax Reduction	23.5	21.5	25.0	25.0	2,7
3. ITC for M&P	28.8	25.9	40.0	50.0	2
4. R&D Tax Credit	11.4	18.7	15.0	15.0	2,4

66	Budget 2023-24

Tax Expenditures – Notes

1.	These measures provide tax relief for individuals and families (and in some cases businesses) who purchase these essential items, thereby reducing the overall cost and contributing to affordability.

2.	These measures provide tax relief to key sectors of the provincial economy and help ensure tax competitiveness with similar businesses in other jurisdictions.

3.	This measure mitigates the impact of the PST for Saskatchewan residents with low and modest incomes.

4.

Most of Saskatchewan’s tax expenditures related to personal and corporate income taxes are provided because they form part of the federal definition of taxable income; others parallel similar federal tax expenditures. Descriptions of these measures and their objectives can be found in the federal government’s report on tax expenditures, as previously noted.

5.

Saskatchewan’s Dependent Child Tax Credit and Supplement to the Age Tax Credit provide tax relief to families with children and to seniors. The Dependent Child Tax Credit recognizes the non-discretionary expenses of families with children. The Supplement to the Age Tax Credit provides broad tax relief to all seniors, recognizing that the Age Tax Credit is income tested.

6.	The Graduate Retention Program encourages students who have graduated from a post-secondary institution to live and work in Saskatchewan by providing an income tax credit of up to $20,000.
7.

While there is only one statutory tax rate for corporations, these preferential tax rates for small businesses and M&P businesses create a de facto progressive tax rate structure for some corporations. These measures are designed to encourage or attract investment, support business activity in key economic sectors and allow these businesses to retain more of their earnings to reinvest and create jobs.

8.

The Saskatchewan Technology Start-up Incentive encourages investment in eligible early-stage technology start-up businesses to help diversify the provincial economy and establish a robust technology ecosystem in Saskatchewan.

Budget 2023-24	67

2023 Intercity Comparison of Taxes,

Utilities and Housing

Introduction

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of overall quality of life.

Other important factors that affect quality of life are the level of taxation, the cost of utilities and auto insurance, and household costs for rent and mortgages. Calculating the combined cost of provincial taxes, utilities and housing is a reliable way to compare the affordability of living in different parts of Canada.

For the purposes of such a comparison, the total cost of these taxes, utilities and housing for representative families and individuals living in Regina has been compared with the costs in other major cities across the country.

The provincial taxes, utilities and housing costs associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

•	a single person, living in rental accommodation, with an annual income of $40,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $75,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $100,000; and,

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $125,000.

Saskatchewan’s Ranking for 2023

Overall, Saskatchewan (as represented by Regina’s relative comparison to major cities across Canada) is the most affordable jurisdiction in the country for a family of four and the second most affordable for a single person with a modest income level.

Taxation

In 2023, Saskatchewan individuals and families will pay total provincial taxes that are very competitive with those paid in other Canadian cities, with a ranking among the lowest in Canada for all four representative family situations.

•	A single person earning $40,000 will pay $2,901 in total provincial taxes.

•	A two-income family earning $75,000 will pay $4,123 in total provincial taxes.

•	A two-income family earning $100,000 will pay $7,056 in total provincial taxes.

•	A two-income family earning $125,000 will pay $10,197 in total provincial taxes.

Taxation and Utilities

Regina also ranks favourably with other cities in Canada when comparing provincial taxes and utilities. For the representative family situations, Regina ranks among the lowest overall for combined taxes and utilities of the 10 cities surveyed.

68	Budget 2023-24

Housing/Rent Comparison

Regina again ranks favourably when comparing housing affordability and apartment rental rates. For the cities surveyed, Regina has the third lowest total mortgage costs and property taxes associated with owning a home. As well, Regina has the fifth lowest overall rental costs associated with average one-bedroom apartments for each city surveyed.

Combined Taxation, Utilities and Housing

When the combined taxes, utilities and housing costs of the representative families are considered, Regina compares very favourably with other Canadian cities, ranking as the second most affordable for a single person with a modest income level, and the most affordable jurisdiction in the country for a family of four at each of the family incomes profiled.

Other Housing-Related Affordability Measures

Saskatchewan also compares favourably with other provinces in respect of housing affordability measures that are not presented in the attached tables. These measures are not factored into the attached tables as they are associated with upfront home purchase costs or renovation costs. These measures include the following.

•	Saskatchewan has the second lowest land transfer tax/registration fees, paid by the buyer of a property.

•	The Saskatchewan First-Time Homebuyers’ Tax Credit provides a non-refundable income tax credit of up to $1,050 to eligible taxpayers on qualified homes. Only Québec offers a similar tax credit among the provinces.
•	The Saskatchewan Home Renovation Tax Credit saved Saskatchewan homeowners up to $2,100 in provincial income tax over the 2021 and 2022 tax years, by claiming a tax credit on eligible home renovation expenses.

Budget 2023-24	69

2023 Intercity Comparison of Taxes, Utilities and Housing

Single Person at $40,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	1,275	1,617	2,049	2,904	1,278	2,487	2,311	3,164	2,788	2,331
Tax Credits and Rebates	(132)	0	(186)	0	(249)	(968)	(200)	0	(160)	(495)
Health Premiums	0	0	0	0	450	710	0	0	0	0
Sales Tax	746	0	888	893	1,192	1,487	1,490	1,490	1,490	1,490
Gasoline Tax	381	65	150	140	90	222	109	155	151	211

Total Provincial Taxes	2,270	1,682	2,901	3,937	2,761	3,938	3,710	4,809	4,269	3,537

Household Utility Costs
Electricity	510	1,150	946	538	672	440	697	873	927	759
Cellular	900	900	900	900	900	660	900	900	900	900
Auto Insurance	1,841	3,182	1,149	1,381	3,449	2,470	2,239	2,490	1,711	2,340

Total Household Utility Costs	3,251	5,232	2,995	2,819	5,021	3,570	3,836	4,263	3,538	3,999

Total Taxes and Utilities	5,521	6,914	5,896	6,756	7,782	7,508	7,546	9,072	7,807	7,536

Housing Costs Rent	17,208	13,332	11,412	12,360	17,268	9,852	9,036	13,008	10,032	10,476

Total Taxes, Utilities and Housing	22,729	20,246	17,308	19,116	25,050	17,360	16,582	22,080	17,839	18,012

Ranking	9	7	2	6	10	3	1	8	4	5

2023 Intercity Comparison of Taxes, Utilities and Housing

Family at $75,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	1,882	2,473	1,891	4,642	1,325	4,063	3,931	5,324	4,708	4,205
Tax Credits and Rebates	(1,380)	0	0	0	(1,290)	(4,886)	(60)	0	0	0
Health Premiums	0	0	0	0	750	1,420	0	0	0	0
Sales Tax	1,755	0	1,932	2,003	2,808	3,502	3,511	3,511	3,511	3,511
Gasoline Tax	761	130	300	280	180	444	217	310	302	423

Total Provincial Taxes	3,018	2,603	4,123	6,925	3,773	4,543	7,599	9,145	8,521	8,139

Household Utility Costs
Home Heating	1,435	1,270	951	995	1,239	1,835	2,588	3,128	3,813	3,703
Electricity	843	1,789	1,452	866	947	660	1,069	1,443	1,412	1,195
Cellular	900	900	900	900	900	660	900	900	900	900
Auto Insurance	1,841	3,182	1,149	1,381	3,449	2,470	2,239	2,490	1,711	2,340

Total Household Utility Costs	5,019	7,141	4,452	4,142	6,535	5,625	6,796	7,961	7,836	8,138

Total Taxes and Utilities	8,037	9,744	8,575	11,067	10,308	10,168	14,395	17,106	16,357	16,277

Housing Costs
Mortgage Costs	59,694	24,396	13,972	14,227	46,925	21,685	9,799	19,336	18,041	12,008
Net Property Taxes	5,018	3,644	3,099	2,876	5,828	4,180	4,798	2,373	8,634	2,655

Total Housing Costs	64,712	28,040	17,071	17,103	52,753	25,865	14,597	21,709	26,675	14,663

Total Taxes, Utilities and Housing	72,749	37,784	25,646	28,170	63,061	36,033	28,992	38,815	43,032	30,940

Ranking	10	6	1	2	9	5	3	7	8	4

70	Budget 2023-24

2023 Intercity Comparison of Taxes, Utilities and Housing

Family at $100,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	3,712	4,783	4,523	7,579	3,780	7,718	6,668	8,749	7,773	7,085
Tax Credits and Rebates	(803)	0	0	0	(870)	(3,886)	0	0	0	0
Health Premiums	0	0	0	0	960	1,420	0	0	0	0
Sales Tax	2,025	0	2,233	2,326	3,274	4,082	4,092	4,092	4,092	4,092
Gasoline Tax	761	130	300	280	180	444	217	310	302	423

Total Provincial Taxes	5,695	4,913	7,056	10,185	7,324	9,778	10,977	13,151	12,167	11,600

Household Utility Costs
Home Heating	1,435	1,270	951	995	1,239	1,835	2,588	3,128	3,813	3,703
Electricity	843	1,789	1,452	866	947	660	1,069	1,443	1,412	1,195
Cellular	900	900	900	900	900	660	900	900	900	900
Auto Insurance	1,841	3,182	1,149	1,381	3,449	2,470	2,239	2,490	1,711	2,340

Total Household Utility Costs	5,019	7,141	4,452	4,142	6,535	5,625	6,796	7,961	7,836	8,138

Total Taxes and Utilities	10,714	12,054	11,508	14,327	13,859	15,403	17,773	21,112	20,003	19,738

Housing Costs
Mortgage Costs	59,694	24,396	13,972	14,227	46,925	21,685	9,799	19,336	18,041	12,008
Net Property Taxes	5,018	3,644	3,099	2,876	5,828	4,180	4,798	2,373	8,634	2,655

Total Housing Costs	64,712	28,040	17,071	17,103	52,753	25,865	14,597	21,709	26,675	14,663

Total Taxes, Utilities and Housing	75,426	40,094	28,579	31,430	66,612	41,268	32,370	42,821	46,678	34,401

Ranking	10	5	1	2	9	6	3	7	8	4

2023 Intercity Comparison of Taxes, Utilities and Housing

Family at $125,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	5,352	7,171	7,330	10,791	5,601	11,491	9,602	12,646	11,433	10,354
Tax Credits and Rebates	0	0	0	0	(450)	(2,886)	0	0	0	0
Health Premiums	0	0	0	0	1,200	1,420	0	0	0	0
Sales Tax	2,329	0	2,567	2,675	3,765	4,694	4,706	4,706	4,706	4,706
Gasoline Tax	761	130	300	280	180	444	217	310	302	423

Total Provincial Taxes	8,442	7,301	10,197	13,746	10,296	15,163	14,525	17,662	16,441	15,483

Household Utility Costs
Home Heating	1,435	1,270	951	995	1,239	1,835	2,588	3,128	3,813	3,703
Electricity	843	1,789	1,452	866	947	660	1,069	1,443	1,412	1,195
Cellular	900	900	900	900	900	660	900	900	900	900
Auto Insurance	1,841	3,182	1,149	1,381	3,449	2,470	2,239	2,490	1,711	2,340

Total Household Utility Costs	5,019	7,141	4,452	4,142	6,535	5,625	6,796	7,961	7,836	8,138

Total Taxes and Utilities	13,461	14,442	14,649	17,888	16,831	20,788	21,321	25,623	24,277	23,621

Housing Costs
Mortgage Costs	59,694	24,396	13,972	14,227	46,925	21,685	9,799	19,336	18,041	12,008
Net Property Taxes	5,018	3,644	3,099	2,876	5,828	4,180	4,798	2,373	8,634	2,655

Total Housing Costs	64,712	28,040	17,071	17,103	52,753	25,865	14,597	21,709	26,675	14,663

Total Taxes, Utilities and Housing	78,173	42,482	31,720	34,991	69,584	46,653	35,918	47,332	50,952	38,284

Ranking	10	5	1	2	9	6	3	7	8	4

Budget 2023-24	71

Taxes, Utilities and Housing – Notes

Tax estimates are calculated for the 2023 calendar year using known changes as of February 27, 2023. Household charges for the basic utility services (electricity, home heating, cellular plans and auto insurance) represent a cost comparison of the actual utility rates for the 2022 calendar year. This methodology has been chosen for the sake of certainty in citing utility costs. The utility figures exclude federal Goods and Services Tax, provincial sales taxes, and municipal taxes and surcharges. Utility figures are net of provincial rebate programs.

Provincial Income Tax is calculated based on the income level for each representative family situation. It is assumed that family income is earned by both spouses at a 60.0 per cent to 40.0 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages 6 and 12). Personal non-refundable credits used include the Canada Pension Plan/Québec Pension Plan and Employment Insurance contribution credits. Gross Québec personal income tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax Credits and Rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of sales taxes.

Health Premiums are annual premiums for hospital insurance and medical services.

Sales Tax is based upon average family expenditure baskets at the total income levels from the Statistics Canada 2019 Survey of Household Spending. The Survey is a biennial report, with the 2021 Survey expected to be released in Summer 2023. The sales tax base in each province is identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. The sales tax in each province is then estimated based on taxable expenditures.

Gasoline Tax is based on annual consumption of 1,000 litres by a single person, and 2,000 litres for families. Figures include charges levied by transit commissions as well as provincial carbon taxes applied to the purchase of gasoline. Alberta announced that its fuel tax relief program will remain in place until at least June 30, 2023. The comparison tables assume the Alberta fuel tax rate of 13 cents per litre is reinstated July 1, 2023. Ontario announced that effective July 1, 2022 until December 31, 2023, its gasoline tax rate would be reduced from 14.7 to 9.0 cents per litre. The 9.0 cents per litre rate has been incorporated into the comparison tables.

Home Heating charges are based on an annual consumption level of 2,800 m3 of natural gas. For Charlottetown and St. John’s, the figures represent the BTU equivalent consumption of fuel oil.

Electricity charges are based on an annual consumption level of 4,584 kWh for renters and 8,100 kWh for homeowners.

Cellular Plan charges are the rates for a 50 GB wireless plan (with the exception of Montreal – 20GB). Device purchases are not included.

Auto Insurance comparison determines how much the same driver would pay for auto insurance (collision and comprehensive deductibles of $500 and a third-party liability limit of $2 million) if they had the same vehicle, same driving record, and same claims history in each jurisdiction, as determined by the external study Canadian Private Passenger Vehicle Insurance Rate Comparisons by Ernst & Young.

72	Budget 2023-24

The annual cost is based on an index of rates for locations across Canada, using the top insurers in each province. Vehicles included in the index are primarily those with the highest number of registrations in Saskatchewan, Manitoba or British Columbia as the report was commissioned in collaboration with Manitoba Public Insurance and the Insurance Corporation of British Columbia. SGI does not have access to directly comparable auto insurance rate information for Québec. A secondary aggregator was therefore used to calculate average auto insurance rates for Québec (as of March 2021).

Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada Mortgage and Housing Corporation’s Rental Market Report, January 2023.

Net Property Taxes for most cities are based on the estimated taxes for a typical single-family detached bungalow from the City of Calgary 2021 Residential Property Taxes and Utility Charges Survey, with the exceptions of those cities not captured by the

Calgary survey. The cities of Charlottetown, Montreal and Saint John property tax estimates are based on the average value of single-family detached homes in those cities as determined from the Royal LePage Survey of Canadian House Prices and then applying an online property tax calculator.

All provincial, municipal, education and library property taxes are included in the property tax figures. Property tax credit programs administered by municipalities have been deducted from the property tax figures to arrive at the net property tax amounts.

Mortgage Costs are based on median home prices for a single-family detached home, from the Royal LePage Third Quarter 2022 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of 5.0 per cent. The chart below presents the home prices that have been incorporated into the mortgage cost calculations.

Chart 1: Median Home Prices

Budget 2023-24	73

2022-23 Budget Update Third Quarter

Overview

At third quarter, a surplus of $1.1 billion is forecast, a total improvement of $1.6 billion from Budget 2022-23 (budget), and an improvement of $53.5 million since mid-year.

Revenue is forecast to increase $3.1 billion from budget and expenses are forecast to increase $1.5 billion from budget.

2022-23 Budget Update – Third Quarter (Q3)

	2021-22	2022-23	2022-23	2022-23	Q3 Change from
(millions of dollars)	Actual	Budget	Mid-Year	Forecast	Budget	Mid-Year
Revenue
Taxation	8,202.3	8,092.8	9,137.8	9,692.1	1,599.3	554.3
Non-renewable Resources	2,920.0	2,910.1	4,305.7	4,512.4	1,602.3	206.7
GBE Net Income	837.6	742.5	261.3	272.9	(469.6)	11.6
Other Own-source Revenue	2,717.1	2,192.5	2,429.6	2,423.2	230.7	(6.4)
Federal Transfers	3,459.1	3,219.7	3,375.0	3,361.4	141.7	(13.6)

Total Revenue	18,136.2	17,157.6	19,509.4	20,262.0	3,104.4	752.6

Expense
Agriculture	3,194.4	1,040.1	1,244.4	1,799.4	759.3	555.0
Community Development	682.9	729.9	747.5	785.9	56.0	38.5
Economic Development	520.8	327.7	802.8	777.5	449.8	(25.3)
Education	3,685.3	3,800.4	3,796.3	3,776.2	(24.2)	(20.1)
Environment and Natural Resources	403.1	371.9	357.7	358.8	(13.0)	1.1
Financing Charges	718.2	812.0	812.2	816.7	4.7	4.5
General Government	463.6	544.6	537.4	573.5	28.9	36.1
Health	6,882.9	6,823.5	6,884.9	6,973.1	149.5	88.1
Protection of Persons and Property	961.3	936.2	998.1	1,017.5	81.3	19.4
Social Services and Assistance	1,458.4	1,623.9	1,623.9	1,602.3	(21.7)	(21.7)
Transportation	633.5	610.3	610.3	633.7	23.4	23.4

Total Expense	19,604.4	17,620.5	18,415.5	19,114.7	1,494.2	699.2

Surplus (Deficit)	(1,468.2)	(462.9)	1,093.9	1,147.3	1,610.2	53.5

Totals may not add due to rounding.

74	Budget 2023-24

Revenue Update

Revenue is now forecast to be $20.3 billion in 2022-23, an increase of $3.1 billion (18.1 per cent) from budget, and $753 million (3.9 per cent) higher than projected at mid-year.

The increase from budget is due to forecast increases across most major revenue categories, including significant increases in non-renewable resources and taxation.

Significant changes from budget are described below.

Taxation

Taxation revenue is forecast to increase $1.6 billion from budget.

Corporate income tax is up $1.2 billion from budget, primarily related to stronger-than-expected 2021 assessments resulting in a large positive prior-year adjustment in 2022-23, and strong ongoing corporate profits driven in part by elevated resource prices.

Personal income tax is up $287.4 million from budget, primarily due to stronger-than-expected 2021 assessments resulting in a large positive prior-year adjustment in 2022-23, combined with an increase to the household income forecast.

Provincial Sales Tax is forecast to increase $185.0 million from budget, primarily reflecting better-than-expected economic performance, particularly in the construction, retail and services sectors.

Finally, there is a $44.5 million net decrease across the remaining taxation sources, including a $35.0 million decrease in Tobacco Tax, a $10.0 million decrease in Fuel Tax, both due to lower than budgeted consumption, and a $6.4 million decrease in Property Tax collections. These are partly offset by a combined $6.9 million increase in other taxes.

Non-Renewable Resources

Non-renewable resources revenue is forecast to increase $1.6 billion from budget.

At third quarter, potash royalties are projected to be $903.0 million higher than budget, primarily due to higher average realized prices and a lower exchange rate. Prices are forecast to be US$562 per tonne of potassium chloride (KCl) [$1,205 per tonne of potassium oxide (K2O)], up US$155 per KCl tonne [$372 per K2O tonne] from budget.

2022-23 Non-Renewable Resources Forecast Assumptions

	2021-22	2022-23	2022-23	2022-23	Q3 Change from
	Actual	Budget	Mid-Year	Forecast	Budget	Mid-Year
WTI Oil Price (US$/barrel)	77.07	75.75	91.00	90.67	14.92	(0.33)
Light-Heavy Differential (% of WTI)	12.7	14.5	17.0	19.3	4.8	2.3
Well-head Oil Price (C$/barrel)[1]	77.54	74.19	92.27	92.33	18.14	0.06
Oil Production (million barrels)	162.9	163.7	165.8	167.2	3.5	1.4

Potash Price (mine netback, US$/KCl tonne)[2]	333	407	571	562	155	(9)
Potash Price (mine netback, C$/K2O tonne)[2]	683	833	1,201	1,205	372	4
Potash Sales (million K2O tonnes)[2]	13.8	13.7	14.0	13.9	0.2	(0.1)

Canadian Dollar (US cents)	79.77	79.98	77.68	76.18	(3.8)	(1.5)

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations derived from calendar-year forecasts.

Budget 2023-24	75

Resource Surcharge revenue is forecast to increase $320.0 million from budget, mainly due to higher-than-budgeted sales values in the potash and oil sectors.

Oil and natural gas royalties are forecast to be $299.2 million higher than budget. The increase is primarily due to higher oil prices, an increase in oil production, and a lower exchange rate. Oil production is forecast to reach 167.2 million barrels, up from 163.7 million barrels at budget.

The West Texas Intermediate (WTI) oil price has remained strong throughout the fiscal year as a result of geopolitical uncertainty, ongoing global supply constraints and increasing demand. As a result, WTI is now forecast to average US$90.67 per barrel in 2022-23, compared to the budget assumption of US$75.75 per barrel.

The light-heavy differential (as a per cent of WTI) is expected to average 19.3 per cent in 2022-23, an increase of 4.8 percentage points from the budget assumption of 14.5 per cent. A higher light-heavy oil differential results in lower oil royalties, all else equal.

Overall, the result of these changes is an average well-head price forecast in Canadian dollars of $92.33 per barrel, up $18.14 from the budget forecast of $74.19.

Other non-renewable resources revenue, including uranium, coal, gold, and other minerals, is forecast to increase by $46.7 million, compared to budget, reflecting increased sales prices.

Crown land sales are $33.4 million higher than budgeted, reflecting higher-than-expected actual sales in 2022-23, demonstrating a growing interest in Saskatchewan’s natural resources.

Key Resource Revenue Sensitivities

WTI Oil Price

A US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $15.0 million change in 2022-23 oil royalties (all else being equal).

Potash Price

A US$10 per tonne change in the fiscal-year average price of potassium chloride (KCl) results in a $65.0 million change in potash revenue in 2022-23 (all else being equal).

Exchange Rate

A 1 US cent change in the fiscal-year average exchange rate results in an $68.0 million inverse change in 2022-23 non-renewable resource revenue (all else being equal). A lower exchange rate results in higher revenue as resource exports are priced in US dollars.

Government Business Enterprises (GBE)

Net income from GBEs is forecast to decrease $469.6 million from budget, primarily reflecting the following changes:

•	$162.4 million decrease at SaskPower mainly due to increased fuel and purchased power costs, partially offset by higher electricity sales and higher power export revenue;

•	$160.2 million decrease in Saskatchewan Auto Fund net income, primarily from lower investment income and higher than budgeted claims expense;

76	Budget 2023-24

•	$126.3 million decrease in Workers’ Compensation Board net income, primarily due to lower investment income, partially offset by increased premium revenues; and,

•	$21.2 million decrease in Saskatchewan Government Insurance net income, primarily due to lower investment income, higher claims expense, and higher commission and taxes.

Other Own-Source Revenue

Other own-source revenue is projected to increase $230.7 million from budget, largely due to:

•	$89.3 million increase in Miscellaneous revenues, mainly due to land sale revenue at the Global Transportation Hub and the first receipt of payments to the Saskatchewan Technology Fund;

•	$84.6 million increase to insurance revenue, primarily related to increased Crop Insurance premiums;

•	$38.4 million increase in investment income, due primarily to higher-than-budgeted interest income; and,

•	$18.4 million net increase in other own-source revenues, mainly driven by increased sales and service fees revenue.

Federal Transfers

Transfers from the federal government are forecast to increase $141.7 million from budget, largely due to:

•	$87.9 million increase in Crop Insurance premiums and increases in AgriStability payments;

•	$61.8 million increase for Saskatchewan’s share of the Canada Health Transfer top-up to reduce backlogs for surgeries and other medical procedures;
•	$15.1 million increase related to the Investing in Canada Infrastructure Program;

•	$11.7 million in one-time funding for public transit and housing; and,

•	$10.0 million increase in Saskatchewan Agricultural Stabilization Fund due to increase in Wildlife Damage Compensation premiums and increases under the Canadian Agricultural Partnership Agreement;

Partially offset by,

•	$25.7 million decrease in Saskatchewan’s share of the Early Learning and Child Care Agreement and the Early Learning and Child Care Workforce Agreement;

•	$19.1 million net decrease, primarily driven by reduced funding for the Accelerated Site Closure Program, due to higher-than-budgeted program uptake in 2021-22.

Expense Update

At third quarter, expense is forecast to be $19.1 billion in 2022-23, an increase of $1.5 billion from budget and $699.2 million higher than mid-year. Major changes in expense themes from budget are described below.

Agriculture is up $759.3 million, primarily due to higher Crop Insurance indemnities and AgriStability spending stemming from higher crop prices and drought conditions in Western Saskatchewan.

Economic Development is up $449.8 million, largely due to the Saskatchewan Affordability Tax Credit, which offered a one-time $500 payment to all eligible Saskatchewan residents.

Budget 2023-24	77

Health is up $149.5 million from budget primarily due to utilization and operational pressures across the system including in the Saskatchewan Prescription Drug Plan.

Protection of Persons and Property is up $81.3 million, mainly due to weather-related events, including floods, wildfires, and snowstorms, as well as increased operational demands within correctional facilities and support for Ukrainian refugees.

Community Development is up $56.0 million, mainly due to continued investment in Saskatchewan communities through the Investing in Canada Infrastructure Program.

General Government expense is up $28.9 million, primarily due to market-driven investment losses within the Public Employees’ Benefit Plan and the Disability and Group Life Plans.

Transportation is up $23.4 million, largely due to higher-than-budgeted winter maintenance costs and the Moosomin Airport upgrade project.

Financing Charges expense is up $4.7 million, primarily due to higher than budgeted interest rates, partially offset by lower borrowing requirements.

Education is down $24.2 million mainly due to changes in pension-related actuarial assumptions and lower than anticipated spending on the Canada-Wide Early Learning and Child Care Agreement, partially offset by increases in Board of Education expenses related to high enrollments and inflationary pressures.

Social Services and Assistance is down $21.7 million primarily due to lower-than-budgeted income assistance caseloads and lower spending at the Saskatchewan Housing Corporation.

Environment and Natural Resources is down $13.0 million, mainly due to the Accelerated Site Closure Program having higher-than-budgeted uptake in the fourth quarter of 2021-22.

78	Budget 2023-24

23 SASKATCHEWAN PROVINCIAL -24 BUDGETBUDGET FINANCIAL TABLES

Government of Saskatchewan

Budget

For the Year Ended March 31

		(millions of dollars)
	Budget	Forecast	Budget
	2023-24	2022-23	2022-23
Revenue
Taxation	9,633.8	9,692.1	8,092.8
Non-renewable resources	3,344.6	4,512.4	2,910.1
Net income from government business enterprises	529.1	272.9	742.5
Other own-source revenue	2,615.6	2,423.2	2,192.5
Transfers from the federal government	3,554.6	3,361.4	3,219.7

Total Revenue	19,677.7	20,262.0	17,157.6

Expense
Agriculture	1,449.8	1,799.4	1,040.1
Community development	866.0	785.9	729.9
Economic development	367.4	777.5	327.7
Education	4,035.7	3,776.2	3,800.4
Environment and natural resources	254.4	358.8	371.9
Financing charges	812.2	816.7	812.0
General government	540.1	573.5	544.6
Health	7,056.3	6,973.1	6,823.5
Protection of persons and property	968.5	1,017.5	936.2
Social services and assistance	1,665.2	1,602.3	1,623.9
Transportation	644.6	633.7	610.3

Total Expense	18,660.2	19,114.7	17,620.5

Operating Surplus (Deficit)	1,017.5	1,147.3	(462.9)

Totals may not add due to rounding.

80	Budget 2023-24

Government of Saskatchewan

Statement of Accumulated Deficit

For the Year Ended March 31

(millions of dollars)

	Budget	Forecast	Budget
	2023-24	2022-23	2022-23
Accumulated deficit, beginning of year	(1,865.1)	(2,832.3)[1]	(3,640.2)
Adjustment to accumulated deficit, beginning of year[2]	204.2	(180.1)	(157.6)
Operating Surplus (Deficit)	1,017.5	1,147.3	(462.9)

Accumulated Deficit, End of Year	(643.4)	(1,865.1)	(4,260.7)

Totals may not add due to rounding.

[1]	Accumulated deficit as at March 31, 2022, as reported in the 2021-22 Summary Financial Statements.
[2]	Adjustment to accumulated deficit, beginning of year is the result of changes in accounting standards.

Government of Saskatchewan

Statement of Change in Net Debt

For the Year Ended March 31

(millions of dollars)

	Budget	Forecast	Budget
	2023-24	2022-23	2022-23
Operating Surplus (Deficit)	1,017.5	1,147.3	(462.9)
Acquisition of government service organization capital assets	(1,341.6)	(1,059.4)	(1,231.8)
Amortization of government service organization capital assets[1]	664.4	638.2	624.0

Decrease (Increase) in Net Debt	340.3	726.1	(1,070.7)
Net debt, beginning of year	(14,967.6)	(15,488.2)[2]	(16,279.8)
Adjustment to accumulated deficit, beginning of year[3]	204.2	(180.1)	(157.6)
Adjustment to capital assets, beginning of year[3]	295.0	(25.4)	(31.4)

Net Debt, End of Year	(14,128.1)	(14,967.6)	(17,539.5)

Totals may not add due to rounding.

[1]	Includes disposals and in year adjustments.
[2]	Net debt as at March 31, 2022, as reported in the 2021-22 Summary Financial Statements.
[3]

Adjustment to net debt, beginning of the year is the result of changes in accounting standards and is comprised of adjustment to accumulated deficit, beginning of year and adjustment to capital assets, beginning of year, as follows: Budget 2023-24 – $499.2 million decrease in net debt; Forecast 2022-23 – $205.5 million increase in net debt; and Budget 2022-23 – $189.0 million increase in net debt.

Budget 2023-24	81

Government of Saskatchewan

Schedule of Pension Liabilities

As at March 31

(millions of dollars)

	Budget	Forecast		Budget
	2023-24	2022-23		2022-23
Pension liabilities, beginning of year	6,113.0	6,433.8	[1]	6,431.4
Adjustment to account for pension costs on an accrual basis	(290.9)	(320.8)		(268.6)

Pension Liabilities, End of Year	5,822.1	6,113.0		6,162.8

Totals may not add due to rounding.

[1]	Pension liabilities as at March 31, 2022, as reported in the 2021-22 Summary Financial Statements.

Government of Saskatchewan

Schedule of Capital Assets

As at March 31

(millions of dollars)

	Net Book Value March 31 2022[1]	– 2022-23 Forecast – Additions[2] Amortization[3]		Adjustment to opening[4]	Forecast Net Book Value March 31 2023	– 2023-24 Budget – Additions[2] Amortization[3]		Adjustment to opening[4]	Budget Net Book Value March 31 2024
Government service organizations	12,318.6	1,059.4	(638.2)	25.4	12,765.2	1,341.6	(664.4)	(295.0)	13,147.4
Government business enterprises	16,375.5	1,948.0	(993.7)	—	17,329.8	1,914.3	(1,050.7)	—	18,193.4

Total Capital Assets	28,694.1	3,007.4	(1,631.9)	25.4	30,095.0	3,255.9	(1,715.1)	(295.0)	31,340.8

Totals may not add due to rounding.

[1]	Net book value as at March 31, 2022, as reported in the 2021-22 Summary Financial Statements.
[2]	Includes only capital assets acquired by government entities. Capital transfers provided to entities outside the government reporting entity are expensed.
[3]	Includes disposals and in year adjustments.
[4]	Adjustment to opening capital assets is the result of changes in accounting standards.

82	Budget 2023-24

Government of Saskatchewan

Schedule of Gross Debt1

As at March 31

(millions of dollars)

	Budget General Debt[2] 2024	Budget GBE Specific Debt 2024	Budget Gross Debt 2024	Forecast Gross Debt 2023	Restated Budget Gross Debt[3] 2023
Government Service Organization (GSO) Debt
General Revenue Fund
– Operating	7,463.9	—	7,463.9	8,451.9	10,745.5
– Saskatchewan Capital Plan[4]	10,371.1	—	10,371.1	9,771.1	9,899.8
Boards of Education	116.0	—	116.0	125.4	122.5
Global Transportation Hub Authority	21.2	—	21.2	22.0	24.1
Health Sector Affiliates	6.7	—	6.7	6.7	8.5
Innovation Saskatchewan	52.1	—	52.1	52.9	—
Saskatchewan Health Authority	46.7	—	46.7	52.6	53.8
Saskatchewan Opportunities Corporation	—	—	—	—	52.7
Water Security Agency	4.7	—	4.7	9.2	9.2
Other	1.4	—	1.4	1.4	1.7

Government Service Organization Debt	18,083.8	—	18,083.8	18,493.2	20,917.8

Government Business Enterprise (GBE) Debt
Liquor and Gaming Authority	—	—	—	84.9	85.0
Lotteries and Gaming Saskatchewan Corporation	—	79.0	79.0	—	—
Municipal Financing Corporation of Saskatchewan	100.0	194.2	294.2	294.2	259.3
Saskatchewan Power Corporation	750.0	7,626.0	8,376.0	7,959.2	7,656.9
Saskatchewan Telecommunications Holding Corporation	50.0	1,737.0	1,787.0	1,643.0	1,582.3
Saskatchewan Water Corporation	—	107.9	107.9	98.6	112.9
SaskEnergy Incorporated	75.0	2,052.4	2,127.4	1,947.0	1,994.8

Government Business Enterprise Debt[5]	975.0	11,796.5	12,771.5	12,026.9	11,691.2

Total	19,058.8	11,796.5	30,855.3	30,520.1	32,609.0

Guaranteed Debt	75.1	—	75.1	35.2	35.1

Totals may not add due to rounding.

[1]

In the 2022-23 Summary Financial Statements, as part of the adoption of new accounting standards, public debt will be presented in the Statement of Financial Position on a gross basis, with related sinking funds presented as a financial asset. An exception to this is Government of Saskatchewan securities held as investments, which will be netted against gross debt. Gross debt is also adjusted for accumulated foreign exchange adjustments related to certain debt. For the purpose of the budget, these adjustments have not been included in the calculation of gross debt due to the difficulty in predicting the future value of these items.

[2]	General debt is issued by GSOs and includes issued amounts subsequently transferred to GBEs.
[3]

The 2022-23 Provincial Budget estimated a total public debt balance of $30.0 billion as of March 31, 2023, which was net of sinking fund investments of $2.6 billion. Due to the changes in the presentation of debt effective for the 2022-23 Summary Financial Statements, the budget amounts have been restated to gross debt for comparability purposes.

[4]	General Revenue Fund – Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[5]

GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in Government Business Enterprises” in the Summary Financial Statements.

Budget 2023-24	83

Government of Saskatchewan

Schedule of Revenue

For the Year Ended March 31

(millions of dollars)

	Budget	Forecast	Budget
	2023-24	2022-23	2022-23
Own-Source
Taxation
Corporation income	1,824.9	2,011.9	840.5
Fuel	507.8	497.9	507.9
Individual income	3,091.8	3,084.3	2,796.9
Property	805.0	797.7	804.1
Provincial sales	2,720.3	2,629.1	2,444.1
Tobacco	150.0	163.9	198.9
Other	534.0	507.3	500.4

Total Taxation	9,633.8	9,692.1	8,092.8

Non-Renewable Resources
Crown land sales	19.4	52.7	19.3
Oil and natural gas	963.1	1,166.7	867.5
Potash	1,376.5	2,354.7	1,451.7
Resource surcharge	823.0	813.1	493.1
Other	162.6	125.2	78.5

Total Non-Renewable Resources	3,344.6	4,512.4	2,910.1

Net Income from Government Business Enterprises
Municipal Financing Corporation of Saskatchewan	0.4	0.8	1.1
Liquor and Gaming Authority[1]	223.5	451.7	444.4
Lotteries and Gaming Saskatchewan Corporation[1,2]	186.7	20.2	11.7
Saskatchewan Auto Fund	(109.3)	(179.2)	(19.0)
Saskatchewan Government Insurance	27.4	(5.4)	15.8
Saskatchewan Power Corporation	23.1	(114.1)	48.3
Saskatchewan Telecommunications Holding Corporation	95.7	106.5	106.5
Saskatchewan Water Corporation	6.3	8.8	7.4
SaskEnergy Incorporated	43.0	99.9	64.5
Saskatchewan Workers’ Compensation Board	1.8	(113.2)	13.1
Consolidation adjustments	30.5	(3.1)	48.7

Total Net Income from Government Business Enterprises	529.1	272.9	742.5

Other Own-Source Revenue
Fees	1,240.7	1,245.8	1,225.6
Insurance	522.6	485.5	400.9
Investment income	196.9	128.1	89.7
Transfers from other governments	90.3	64.1	65.9
Miscellaneous	565.1	499.7	410.4

Total Other Own-Source Revenue	2,615.6	2,423.2	2,192.5

Total Own-Source	16,123.1	16,900.6	13,937.9

Transfers from the Federal Government
Canada Health Transfer	1,504.9	1,389.9	1,390.0
Canada Social Transfer	499.9	490.0	490.1
Other	1,549.8	1,481.5	1,339.6

Total Transfers from the Federal Government	3,554.6	3,361.4	3,219.7

Total Revenue	19,677.7	20,262.0	17,157.6

Totals may not add due to rounding.

[1]	The gaming operations of Liquor and Gaming Authority are to be transferred to Lotteries and Gaming Saskatchewan Corporation upon its establishment.
[2]

Lotteries and Gaming Saskatchewan Corporation will become the parent company of Saskatchewan Gaming Corporation upon its establishment. Amounts prior to 2023-24 represent solely the operations of Saskatchewan Gaming Corporation.

84	Budget 2023-24

Government of Saskatchewan

GLOSSARY OF FINANCIAL TERMS

Accumulated Deficit

A measure that represents a government’s net economic resources. It is the difference between total assets and liabilities and is comprised of all the past operating surpluses (deficits) and remeasurement gains (losses).

Amortization

A systematic process of allocating an amount to revenue or expense over a period of time. Capital assets are amortized to expense over their expected remaining economic life. Actuarial gains and losses, such as those experienced by pension plans, are also amortized.

Budget

Government’s main financial plan that accounts for the full nature and extent of the planned financial activities of all entities in the government reporting entity.

Capital Asset

An asset with physical substance held by the Government that has an economic life extending beyond one year, to be used on a continuing basis and is not for sale in the ordinary course of operations.

Consolidation

The method used to account for Government Service Organizations (GSOs). Financial accounts of the GSOs are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements and the adjusted amounts are combined with amounts for other GSOs and partnerships. Inter-entity balances and transactions are eliminated.

Debt

Obligations incurred through the issuance of debt instruments. Debt does not include other liabilities such as accounts payable or pension obligations. Terms used to describe debt include:

•	Gross Debt: borrowings through the issuance of debt instruments such as promissory notes and debentures.

•	General Debt: debt issued by the General Revenue Fund (GRF) that is not considered Government Business Enterprise (GBE) specific debt.

•	GBE-Specific Debt:

•	debt issued by GBEs; and

•	debt issued by the GRF specifically on behalf of a GBE where the GBE is obligated to repay the debt under identical terms and conditions as those applicable to the GRF.

•	Guaranteed Debt: debt of others that the government has agreed to repay if the others default.

•	Self-supporting (GBE) Debt: debt borrowed for GBEs that is supported by commercial business operations.

•	Taxpayer-Supported (GSO) Debt: debt of government entities that are not GBEs.

Financing Charges

Costs associated with general debt, pension liabilities, obligations under long-term financing arrangements such as public-private partnerships (P3s) and capital lease obligations. Financing charges include interest, foreign exchange gains and losses, discounts, fees and commissions.

Budget 2023-24	85

General Revenue Fund (GRF)

The primary operational account for the Government through which all provincial monies under the direct authority of the Legislative Assembly are collected and disbursed. The GRF is a GSO and is included in the government reporting entity.

Government Business Enterprise (GBE)

An entity that is controlled by the Government, is self-sufficient and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. GBEs are recorded in the budget using the modified equity method. Examples include SaskPower and Workers’ Compensation Board.

Government Reporting Entity

A set of entities that are either controlled by the Government (Government Service Organizations and Government Business Enterprises) or subject to shared control (partnerships). Trusts administered by the Government are excluded from the government reporting entity.

Government Service Organization (GSO)

An entity that is controlled by the Government, except those designated as GBEs or partnerships. GSOs are consolidated in the budget. Examples include Government of Saskatchewan ministries, Saskatchewan Health Authority, and Boards of Education.

Gross Domestic Product (GDP)

The standard measure of the overall size of an economy, the value of all goods and services produced during a given period.

Modified Equity

The method used to account for GBEs in the budget. The Government’s share of GBE net earnings or losses is included in budgeted revenue. The government’s investment, which is originally recorded at cost, is adjusted annually to include the net earnings (losses) and other net equity changes of the GBE.

Net Debt

The difference between liabilities and financial assets. Net debt represents the future revenue required to pay for past transactions or events.

Partnership

A contractual arrangement between the Government and one or more partners outside the government reporting entity where the partners share, on an equitable basis, the risks and benefits of the arrangement. Partnerships are proportionately consolidated in the budget.

Pension Liability

An actuarial estimate of discounted future payments to be made to retirees under government pension plans, net of plan assets.

Proportionate Consolidation

The method used to account for partnerships. Financial accounts of the partnership are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements and the Government’s proportionate share of the adjusted amounts is combined with amounts for GSOs and other partnerships. Inter-entity balances and transactions are eliminated.

Operating Surplus

The amount by which revenue exceeds expense for a fiscal period.

Sinking Funds

Monies set aside for the orderly repayment of debt.

Public Private Partnership (P3)

A partnership arrangement in the form of a long-term performance-based agreement between the public sector and the private sector to deliver public infrastructure. The liabilities arising from P3 arrangements are classified as obligations under long-term financing arrangements.

86	Budget 2023-24